[redacted]

08040698

U.S. SECURITIES AND EXCHANGE

Washington, D.C. 20549

FORM 1-A

Fourth Amendment Dated February 18, 2008

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REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Date filed: 02/18/08 *Commission file number:*
24-10151

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DETOUR, LLC
(Exact name of registrant as specified in its charter)
Washington
(State of Incorporation)

2214 N 43rd Street, Ste. 200
Seattle, WA 98103
(Address of principal office) (Zip Code)

(206) 370-9500
(Registrant's telephone number, including area code)

Detour Management, LLC
(Agent for Service: Jay T Schwartz)
2214 N 43rd Street, Ste. 200
Seattle, WA 98013
206-973-7435

7812
(Primary Standard Industrial Classification Code No.)

20-5003359
(I.R.S. Employer Identification No.)

~~Title of Class~~

~~CLASS A LIMITED LIABILITY INTERESTS~~

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties.

Formatted: Justified

Names, business and residential addresses for the following:

(a) Detour, LLC, the issuer, is a Washington limited liability company. The Manager of Detour, LLC is Detour Management, LLC (the "Manager"). The directors of the Manager are:

Jay T Schwartz
Julie Chase
George Brumder

Jay T Schwartz is also the registered agent for both Detour LLC and Detour Management, LLC.

Business address of both Detour, LLC and Detour Management, LLC

2214 N 43rd Street, Ste. 200
Suite 200
Seattle, WA 98013

Residential Addresses of directors of the Manager:

Jay T Schwartz and Julie Chase
2214 N 43rd Street
Seattle, WA 98013

George Brumder
7351 Ravenna Ave NE
Seattle, WA 98115

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(b) The officers of the Manager are:

Jay T Schwartz, President,
Julie Chase, Vice President of Marketing
George Brumder, CFO and Vice President of Finance

(c) The issuer's general partners: N/A

(d) Record owners of 5 percent or more of any class of the issuer's equity securities: Manager

Formatted: Justified

(e) Beneficial owners of 5 percent or more of any class of the issuer's securities: Manager

(f) Promoters of the issuer: Detour Management, LLC, specifically its directors and officers Jay T Schwartz, George Brumder and Julie Chase.

(g) Affiliates of the issuer: IndieShares, LLC. The officers and directors are:

Jay T Schwartz, President
Julie Chase, Vice President
George Brumder, CFO and Vice President of Finance

IndieShares Business Address:

2214 N 43rd Street, Ste. 200
Seattle, WA 98013

(h) Counsel to the issuer with respect to the proposed offering:

Ian Thompson, Esq., Beacon Law Advisors
802 2nd Avenue Suite 614
Seattle, Washington 98101.

Residential Address:

3308 43rd Ave NE Seattle, WA 98105

(i) Counsel to the underwriter with respect to the proposed offering: N/A

(j) Each underwriter with respect to the proposed offering: N/A

(k) The underwriter's directors: N/A

(l) The underwriter's general partners: N/A

(m) Counsel to the underwriter: N/A

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ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.: None

(b) No identified person is subject to the disqualification provisions set forth in Rule 262.

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ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of any securities.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdiction in Which Securities Are to be Offered

(a) California
Nevada
Washington

(b) The securities will be offered for sale solely by the issuer, Detour, LLC on an all or none basis.

~~(a)~~(c) The securities will only be offered via the internet and to those purchasers that meet the requirements of the subscription agreement who also reside within the jurisdictions listed in ITEM 4 (a). All sales of securities will be made via credit or debit card only.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

2000 limited liability interests ("Common Shares") were issued to the officers of Detour Management, LLC ("Manager" and the sole "Common Shareholder") on June 7, 2006. The officers of Manager are Jay Schwartz, Julie Chase, and George Brumder, owning 680, 660, and 600 Common Shares respectively. These Common Shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act") and were issued to these individuals as founders' shares. The issuance of these Common Shares qualified for exemption under Section 4(2) of the Securities Act of 1933, since the issuance did not involve a public offering. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. Detour, LLC did not undertake an offering in which a high number of shares were sold to a high number of investors. In addition, Manager had the necessary investment intent as required by Section 4(2) since it agreed to and received Common Shares that are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that the Common Shares would not be redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, Detour has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction for the issuance of its Common Shares.

ITEM 6. Other Present or Proposed Offerings

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State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering: None

ITEM 7. Marketing Arrangements

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(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) None.

(2) To stabilize the market for any of the securities to be offered: N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed: N/A

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ITEM 8 Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection: None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. None. Company has never used and will not use materials to solicit interest and there has been no communication to date with prospective purchasers.

PART II— OFFERING CIIRCULAR

OFFERING CIRCULAR FOR DETOUR, LLC

OFFERING CIRCULAR

PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

Detour, LLC

Dated February 18, 2008

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$100,000

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*2,000 Class A Limited Liability Interests ("Class A Shares") at **$50.00** per Class A Share*

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This is an all or none offering

This offering shall commence on 04/02/08 and end no later than 07/02/08, the "Offering Period."

Detour, LLC may elect to extend the Offering Period for up to 60 days.

Minimum Investment: 2 Class A Shares ($100)

OFFERING PRICE: $50.00 PER CLASS A SHARE

$2500 MAXIMUM INVESTMENT

THE CLASS A SHARES HAVE SIGNIFICANT RESTRICTIONS ON TRANSFERRABILITY. MEMBERS MAY NOT SELL, TRANSFER, ASSIGN, PLEDGE, OR OTHERWISE DISPOSE OF THEIR CLASS A SHARES. PLEASE SEE THE "MATERIAL PROVISIONS CONTAINED WITHIN THE OPERATING AGREEMENT" SECTION, UNDER THE "INVESTMENT SUMMARY" HEADING ON PAGE 1.

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Detour, LLC
2214 N 43rd Street
Seattle, Washington 98103
(206) 370-9500

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Detour, LLC

$100,000

2,000 Class A Shares at $50.00 per Class A Share
Minimum Investment: 2 Class A Shares ($100)

Detour, LLC (the "Company") is a Washington limited liability company formed on 06/15/06 to engage in the business of financing, producing, marketing, and selling or arranging for distributingon a motion picture, to be named "Detour" (the "Film"). The manager of the Company is Detour Management, LLC, a Washington limited liability company (the "Manager"). See BUSINESS" and "MANAGEMENT."

The Company's principal business objectives are to:

a. 1. *Participate in the development, production, marketing, and sale or arranging for distribution for profit of the motion picture, "Detour."* Company has no plans to self distribute the film.

b. 2. *Provide cash distribution to the shareholders from the proceeds of revenue earned from the sale, distribution or licensing of Detour.*

c. 3. *Initiate sale of these securities on an all or none basis to commence on 04/02/08 and end on 07/02/08. This is an all or none offering. See "USE OF PROCEEDS" paragraph 1 and "TERMS OF PLACEMENT" Subscription Procedures.*

The Company is offering 2,000 Class A Shares of limited liability interests for a purchase price of $50.00 per Share. See "TERMS OF PLACEMENT" and "OWNERSHIP; ALLOCATION OF TAX ITEMS; AND CASH DISTRIBUTIONS."

THIS INVESTMENT INVOLVES SUBSTANTIAL RISKS. THERE IS NO ASSURANCE THAT THE COMPANY WILL ACHIEVE ANY OF ITS BUSINESS OBJECTIVES. SEE "RISK FACTORS" BEGINNING ON PAGE 18

STATEMENT REQUIRED BY RULE 253: THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECRUTIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SESCURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Investors (1)	Selling Commissions (2)	Proceeds to Company (3) (4)

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Per Share	$50.00	(2) $0	$50.00
Total	$100,000	(2) $0	$100,000

The Date of this Offering Circular is 02/18/08

1. See "TERMS OF THE PLACEMENT"

2. See "OWNERSHIP; ALLOCATION OF TAX ITEMS; and CASH DISTRIBUTION" and "PLAN OF DISTRIBUTION"

3. The itemized costs for production of the Film can be found in the "Film Production Milestones Budget" table under the "USE OF PROCEEDS" heading. The organization and offering costs are included in the "Legal" line equaling, and will not exceed $5,000.

4. The amounts shown are before deducting organization and offering costs to the Company, which include legal, bank fees, printing, due diligence, marketing, selling and other costs incurred in the offering of the Class A Shares. Please note that there is no management fee and that affiliates of the Company will not be paid fees for services rendered. These costs are expected to be $25,000 as further detailed under the "USE OF PROCEEDS" heading.

THE OFFER AND SALE OF THE CLASS A SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") IN RELIANCE UPON THE EXEMPTION FOR CERTAIN PRIVATE OFERINGS PROVIDED IN REGULATION A OF THE ACT. NO CLASS A SHARES MAY BE RESOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT, OR THE COMPANY HAS RECEIVED EVIDENCE SATISFACTORY TO IT THAT SUCH TRANSFER DOES NOT INVOLVE A TRANSACTION REQUIRING REGISTRATION UNDER THE ACT AND IS IN COMPLIANCE WITH THE ACT.

THIS OFFERING CIRCULAR IS NOT KNOWN TO CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT, NOR TO OMIT MATERIAL FACTS WHICH IF OMITTED, WOULD MAKE THE STATEMENTS HEREIN MISLEADING. IT CONTAINS A SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS SUMMARIZED HEREIN. REFERENCE SHOULD BE MADE TO THE CERTIFICATION OF RIGHTS, PREFERENCES AND PRIVILEGES AND OTHER DOCUMENTS REFERRED TO HEREIN, COPIES OF WHICH ARE ATTACHED HERETO OR WILL BE SUPPLIED UPON REQUEST, FOR THE EXACT TERMS OF SUCH AGREEMENTS AND DOCUMENTS.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION (OTHER THAN THAT

CONTAINED IN ADDITIONAL WRITTEN DOCUMENTATION REFERRED TO HEREIN), OR TO MAKE ANY ORAL OR WRITTEN REPRESENTATIONS CONCERNING THE COMPI\NY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS INVESTMENT.

STATE NOTICE REQUIREMENTS

NOTICE REQUIREMENTS IN STATES WHERE CLASS A SHARES MAY BE SOLD ARE AS FOLLOWS:

IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PROPER WRITTEN CONSENT OF THE STATE IN QUESTION, EXCEPT AS PERMITTED IN THE SUBJECT STATE'S RULES.

TABLE OF CONTENTS

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INVESTMENT SUMMARY

Each prospective investor is urged to carefully read this Offering Circular and its Exhibits in their entirety including but not limited to the "Risk Factors" beginning on page 18.

The Company

Detour, LLC (the "Company") is a Washington Limited Liability Company formed to engage in the business of developing, financing, producing, marketing, and selling the full length motion picture, Detour. The budgetary information described in this Offering, does not include costs for distributing the Film. It is anticipated that the Film will be sold to a distributor, however, no plans or arrangements to sell the Film to a distributor currently exist. Detour Management, LLC, a Washington Limited Liability Company, is the manager of the Company (the "Manager"), is owned by Jay T Schwartz, Julie Chase, and George Brumder, and is the sole owner of Common Shares (as defined below) of the Company (the "Common Shareholder"). George Brumder and Julie Chase each own 33% of Manager while Jay T Schwartz owns 34%. The Manager is controlled by Jay T Schwartz. Prior to the issuance of Class A Shares (as defined below) pursuant to this offering, Manager is the sole member of the Company. Manager is an independent management company formed in June 2006 to manage the Company. Company was formed in June 2006, with the objective of commercial exploitation of the Film, including:

Development
Financing
Production
Marketing
Sales/Distribution

The Company has engaged in the development and potential production of the Film based on its favorable review by a sample of 50 target market audience members (college educated adults evenly split between men and women between the ages of 25-45). Each individual in the sample was asked to complete a scorecard indicating their opinion as to the quality of the following literary elements relating to the Film's script: Premise, Characterization, Drama, Dialogue, Cinematic Structure, Storyline, and Production Values. The Manager was able to gather this data by engaging the services of an affiliated, company IndieShares, a Washington Limited Liability Company ("IS"). IS is owned and controlled by Jay T Schwartz, Julie Chase and George Brumder and plans to support affiliated securities issuers, like Company, with technology, production, and marketing services. The Company website will have the technological ability to enable investors to opine on various key story and stylistic elements of the Film by posting clips and questions for the investors to respond to. To date, however, neither IS nor Company has had any discussions, agreements, or understandings with other companies in this regard. Furthermore, to date, IS has not provided services to any other issuer or potential issuer besides Company. The Company, with the assistance of IS, will also be able to

provide its investors with virtual access to certain physical production activities of the Film, and to download certain recorded activities to their computers for viewing or sharing. Furthermore, the Company will arrange, as the shooting schedule permits, computer chat sessions with the Film's production personnel and cast. It is anticipated that Company's website will have these technological capabilities within 60 days after certification of this offering statement. For clarity, the Company website functionality discussed in this paragraph has been architected, but development will not be completed until the SEC certifies this offering statement.

Manager has determined, based on input from the IS advisory board (see http://indieshares.com/board_of_advisors.aspx), that the Film can be produced for $100,000. Once the production funds are raised, the Company will competitively bid for production services. In the event Company is unable, within a commercially reasonable period of time not to exceed 90 days after the close of the offering, to contract with a production services company for production of the Film, all investor funds will be promptly returned, plus interest, minus the credit card and bank processing fees charged to Company, which will amount to 5% of the purchase price.

Investment Analysis

The Company will work to apply the following strategic points to maximize the value of the Film to investors, however, there is no assurance that the noted strategic points will maximize the value of the Film to investors:

Pre-investment audience input: Prior to authoring offering materials, prospective audience input was considered to help determine commercial viability of the Film. However, Manager does not believe this information to be statistically significant.

Statistical analysis of input: Investor demographics and input throughout the production process will be tracked and analyzed. The Company sector of the IS website will have the ability to query investors regarding their opinion of the Film throughout production.

Financing: Company will utilize Regulation A and like state exemptions to advertise the offering and raise funds over the internet potentially capturing a large number of investors and increasing the potential that the offering threshold will be met.

Competitive sourcing of the project: Company will competitively bid/source production services for the Film upon successfully raising the production funds.
Investor access to production activities: For example, investors will be able to "chat" online with the director and actors and also be permitted to download outtakes from the shoot. Furthermore, potential alternate scene sequences will be built into the production of the Film so investors can help choose how these scenes should be shot.

Packaging of statistical data: All data that investors are asked to submit throughout the production process will be packaged and then presented to potential buyers of the Film. This means that Company will be able to query its investors by asking them a variety of questions throughout the production process related to the storyline and stylistic elements of the Film. Company will be in a position to react to this input with respect to editing or re-shooting of scenes and present this data to prospective buyers.

Marketing: By use of the statistical data captured throughout the production process, Company will be able to reasonably react to the desires of its audience and be able to present this data to a prospective buyer of the Film. It is anticipated that Company's ability to react to investor input and present such data to a prospective buyers will increase the value of the Film, however, this may not ultimately be the case.

Sale or distribution:, If a prospective buyer/distributor is able to understand how investors reacted to the Film throughout its production and also has access to the demographic information related to the investor input, the buyer should be in a better position to market the film and therefore mitigate its financial risk. As a result, Company believes that the presentation of investor data captured throughout the production process to a prospective buyer/distributor should tend to increase the value of the Film, however, this may not ultimately be the case.

There is absolutely no assurance that the Company will be economically successful.

The Offering

The Company is offering 2,000 Class A limited liability interests ("Shares") in accordance with the "OWNERSHIP; ALLOCATION OF TAX ITEMS; CASH DISTRIBUTIONS; AND FEDERAL TAX ASPECTS" and "TERMS Or Placement" Sections of this Offering Circular. The purchase price for the Class A Shares will be payable in full upon subscription. All subscription funds which are accepted will be deposited directly into the Company's segregated impound account at Washington Mutual Bank, 1301 Second Avenue, Seattle, WA 98101, as required by the State of Washington. Subscription funds placed in the impound account may only be released once the offering threshold of $100,000 is met AND upon the issuance of a letter of direction from the Department of Financial Institutions of the State of Washington. No funds will be deposited into the Company's business account, and no Class A Shares will be issued until the minimum capitalization of Company has been met and subscription funds have been released from the impound account._The maximum amount for investment in this offering by any individual investor is $2500. Manager and its affiliates have the right, but not the obligation, to enable the Company to meet the minimum capitalization amount. However, Manager currently has no plans to purchase Shares in the Company. The Offering Circular addresses the material provisions contained within the Operating Agreement immediately below and within the following sections; (i) voting, in "BUSINESS", sub-heading Shareholder Voting Rights, (ii) control, in "INVESTMENT SUMMARY", sub-heading "The Company", and (iii) economic rights

and obligations in "INVESTMENT SUMMARY", sub-heading "The Company", and "OWNERSHIP; ALLOCATION OF TAX ITEMS; AND CASH DISTRIBUTIONS.

Material Provisions contained within the Operating Agreement

The Company, and the relative rights and obligations of its Members, are governed by the Company's Operating Agreement, in the form found in Part III Exhibit 3 of this Offering Circular (the "Operating Agreement"). The material provisions contained within the Operating Agreement pertain to the following:

1. **Shareholder Voting Rights:**

2,000 Common Shares have been issued to Manager, and 2,000 Class A Shares will be issued to the investors in this offering. Each Class A Share will have the same voting rights as each Common Share, one vote per share. However, it is understood that certain Company activities do not require a Shareholder vote and are left to the Manager's discretion as the manager of Company, such as:

- Selection of and contracting with any third parties for goods and services related to production of the Film;
- Managing day-to-day production and website related activities;
- Employment decisions
- Entering into a sale or distribution agreement for the Film;
- The cessation of all or a substantial part of our business or the dissolution of the Company

However, certain matters will require a simple majority of the voting Shares. These matters are limited to:

- Amendments to the certificate of incorporation;
- The approval of a merger;
- Any additional offerings of shares in the Company;
- Selling all of Company's assets (other than as part of a film distribution arrangement).

In the event a Shareholder vote is required, Company will solicit electronic proxies from the Shareholders.

2. **Control of Detour, LLC, and Detour Management, LLC:**

Detour Management, LLC (the "Manager") is a Washington Limited Liability Company and is the manager of Detour, LLC (the "Company"). The Manager is owned and controlled by Jay T Schwartz, Julie Chase, and George Brumder, and is the sole owner of Common Shares (the "Common Shareholder", as defined below under the OWNERSHIP; ALLOCATION OF TAX ITEMS; CASH DISTRIBUTIONS; AND FEDERAL TAX ASPECTS heading) of the Company.

Prior to the issuance of Class A Shares (as defined below under the OWNERSHIP; ALLOCATION OF TAX ITEMS; CASH DISTRIBUTIONS; AND FEDERAL TAX ASPECTS heading) of the Company, the Common Shareholder, also the Manager, is the sole member of the Company. Manager is an independent management company formed in June 2006 to manage the Company. Company was formed in June 2006, with the objective of commercial exploitation of the film, "Detour".

Manager has the authority to control the business of the Company and also has the right to make any and all decisions affecting the business of the Company. Manager, on behalf of the Company, has authority to execute all contracts, agreements, licenses and other documents, and to make withdrawals from Company checking, savings and similar accounts. Manager also has the following rights and powers which it may exercise at the cost, expense and risk of the Company:

~~9.1.1~~A. To expend the capital and income of the Company, if any, in the furtherance of the Company's business;

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~~9.1.2~~B. To execute and deliver promissory notes, checks, drafts, and other negotiable instruments on behalf of the Company;

~~9.1.3~~C. To hire or engage on behalf of the Company such employees, independent contractors and personnel as the Manager deems necessary or appropriate in order to conduct the Company's business and participate in Film, including but not limited to affiliates of the Company;

~~9.1.4~~D. To employ such attorneys, accountants and other persons, subject to the terms otherwise stated herein, as the Manager deems necessary or advisable to carry out the purposes of the Company;

~~9.1.5~~E. To purchase from or through others, contracts of liability, casualty and other insurance which the Manager deems advisable, appropriate, convenient or beneficial to the Company;

~~9.1.6~~F. To delegate or assign all or any of its duties rights or obligations and employ, or contract with any person deemed in its discretion necessary or desirable for the transaction of the business of the Company;

~~9.1.7~~G. To admit new Members into the Company on such terms and conditions as determined by the Manager in its sole discretion; and

~~9.1.8~~H. To cause the Company to raise capital and issue more Shares or other securities from time to time without limit; and

~~9.1.9~~I. To execute and deliver any and all other instruments to carry out the purposes the business.

3. **Economic Rights and Obligations:**

The ownership of this Company shall be in the form of two classes of limited liability company interests ("Shares"): Common Shares and Class A Shares. The Company is authorized to issue 4,000 total Shares, comprised of 2,000 Common Shares and 2,000 Class A Shares. Only Class A Shares are being offered in this offering; no further issuances of Common Shares will be made as further described in the Operating Agreement.

At the end of any given fiscal year during which the Company is in operation, the Company will make allocations of all items of the Company's income, gain, loss, or deduction (via a "Schedule K-1," on Internal Revenue Service Form 1065), and distributions of cash, to its Members, in accordance with the terms of the Operating Agreement, and as summarized below.

Allocations of Profits and losses. At the end of each fiscal year during which the Company has operated, the Company will allocate (via Schedule K-1) the Company's net profits and losses (as further described in the Operating Agreement), as follows:

A. The Class A Shareholders are entitled to a "Priority Return" equal to the amount of their original investment plus 5%. Until the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be made 100% to the Class A Shareholders pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings.

B. Once the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be allocated 50% to the Common Shareholder, and 50% to the Class A Shareholders (pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings).

C. Distributions of Cash. In the event that the Company has produced a profit, then the Manager will calculate the cash distribution for the Shareholders. If the Manager determines that there is cash to distribute to the Shareholders, such distribution will be made as follows:

D. Until the Class A Priority Return has been fulfilled, all distributions of cash will be made 100% to the Class A Shareholders, pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings. NOTE THAT THE COMPANY IS NOT OBLIGATED TO MAKE A DISTRIBUTION OF CASH TO MEMBERS, EXCEPT AS SUMMARIZED BELOW. The Manager may decide to retain cash, in its sole discretion, as working capital to fund continuing operations or to make capital expenditures. However, the Company and Manager will be obligated to make a minimum distribution of cash to the Members in any given year in which the Company has produced a profit, in an amount not less than each Member's respective tax liability attributable to each such Member's allocated share of the profit.

E. Once the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be allocated 50% to the Common Shareholder, and 50% to the Class A Shareholders (pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings).

For example, if the Class A Shareholders have collectively invested $100,000 of capital in the Company, the Company made a profit in the first year of $100,000, and the Manager determined that there was $100,000 of cash to distribute, then first $100,000 of profit would be allocated to the Class A Shareholders,; once the Class A Priority Return was met, every dollar of profit would be allocated and distributed, respectively, 50% to the Common Shareholder and 50% to the Class A Shareholders (pro-rata amongst the class). **PLEASE NOTE THAT THE FOREGOING IS JUST AN EXAMPLE OF A POTENTIAL SCENARIO; NOTHING IN THIS EXAMPLE SHOULD BE CONSTRUED TO PREDICT OR PROMISE AN ACTUAL RESULT. THE COMPANY EXPECTS TO INCUR OPERATING LOSSES IN AT LEAST ITS FIRST YEAR OF OPERATIONS, AND POSSIBLY BEYOND.**

4. **Restrictions on Transfer of Shares:**

Significant restrictions have been placed on the transferability of Class A Shares. Class A Shares should be purchased only by persons with the financial ability to acquire and hold the Class A Shares as a long-term investment. Members shall not sell, transfer, assign, pledge, hypothecate, encumber, subject to a security interest or otherwise dispose of their Shares, or any part thereof, except by death or operation of law.

5. **The Company shall be dissolved/liquidated upon the earlier of:**

~~19.1.1.1~~A. Failing to meet Company's minimum capital requirements by the close of the offering.

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~~19.1.1.2~~B. An election to dissolve the Company made in writing by the Manager.

~~19.1.1.3~~C. The sale, exchange or other disposition of all or substantially all of the assets of the Company.

~~19.1.1.4~~D. Acquisition by a single person of all outstanding interests in the Company.

6. **Election of Officers**

Officers of the Company and Manager may only be selected by the president of the Manager. No election of officers will be conducted by the Company and Members will have no authority to select or elect officers of the Company or the Manager.

In order to invest in this offering, investors will be required to become a party to the Operating Agreement. You are urged to read the Operating Agreement carefully, as it contains important provisions related to voting, control, and the economic rights and obligations (including, but not limited to, allocations of net loss or profit of Company for federal tax purposes, and distributions of cash) of the Company's members. This Offering Circular contains those material provisions described in the Operating Agreement. **Note that the terms "shares" and "shareholders" are used throughout this Offering Circular to describe what are in fact limited liability company ("LLC") interests and LLC members, respectively. LLC interests, the governance of LLCs under state law, and the rights of LLC members, all differ significantly from the governance of corporations and shares of corporate stock under state law, and their treatment under the federal tax laws differs significantly as well (for instance, the limited liability company interest issued pursuant to this offering will be considered as partnership interests for federal income tax purposes). YOU ARE URGED TO SEEK INDEPENDENT TAX, ACCOUNTING AND/OR LEGAL COUNSEL WIH RESPECT TO THIS POTENTIAL INVESTMENT AND THE POTENTIAL TAX IMPACTS OF THE INVESTMENT AND THE OWNERSHIP OF THE CLASS A SHARES.**

USE OF PROCEEDS

1. Proceeds. The maximum gross proceeds from the sale of the Class A Shares are $100,000. Funds generated from this offering shall be used to produce the Film, the detail of which is further discussed in the Film Production Activities and Budget table below. This is an all or none offering. If Company does not raise $100,000 by the close of the offering, all proceeds raised to that point will be promptly returned to subscribers of Class A Shares, with interest. The rate of interest will be determined by the Company's bank, which is Washington Mutual Bank. The current interest rate on Washington Mutual's online business savings account is 3.65%. However, this rate could change up or down with market conditions. In any event, investors would receive 100%, pro-rata, of the interest paid to the account from the bank, minus the credit card and bank processing fees charged to Company, which will amount to 5% of the purchase price. All purchases of Shares will include the fees charged to Company by the applicable credit card company and Company's bank. For example, on a $100 purchase of Shares the fees charged to Company would be 5%, making the final cost to the investor $105, $100 being deposited into the Company's account and the remaining $5.00 being paid the applicable credit card company and bank for transaction processing. If the offering threshold is not met and funds are returned to investors, investors will receive, pro-rata, all interest paid to the account, but will not refunded the $5.00 paid to the credit card company and bank. It should be noted that Manager and its affiliates have the right, but not the obligation, to purchase Class A Shares in order to meet the offering investment threshold, however, there are no plans or arrangements for affiliates or Manager to purchase Shares in this offering. If the offering is over-subscribed, no additional funds over $100,000 will be accepted. In the event the Manager does not apply all of the funds in the production of the Film, any remainder will be distributed to the Class A Shareholders, as soon as practicable,

on a pro-rata basis, pursuant to and according to the terms of the Operating Agreement. If the funds raised for exploitation are exhausted prior to completion of the Film, the Manager, in its discretion, may, in each case according to the terms of the Company's the Operating Agreement, either (i) sell or purchase the incomplete Film, in cash, for fair market value, as reasonably determined below and approved upon Shareholder vote by a simple majority of the voting Shares, or (ii) upon Shareholder vote and by a simple majority of the voting Shares, arrange for additional financing, thereby proportionately diluting the original investors' ownership (Company presently has no financing arrangements or credit lines available), or (iii) wait until such time a reasonable commercial transaction can be affected with respect to the disposition of the Film. Fair market value will be determined on the basis of, and will be equal to, the amount which would be obtained in a transaction between an informed and willing buyer under no compulsion to buy and an informed and willing seller under no compulsion to sell. Manager will bid the Film assets to those who might desire to purchase the assets. This in no way means that there will be such interested parties. It is entirely possible that the Film's assets are worthless and that the fair market value of such assets is zero.

The milestone and budget information below contains the Company's main expenditures for production of the Film, which does not include costs for distribution of the Film. This information reflects the Company's use of proceeds from the offering. The source of funds for all of the activities described in the table is the proceeds raised from the offering. The Company plans to execute a production services agreement with a film production company after the production funds are raised, however this period shall not exceed 90 days. If the Company is unable to sign a production services agreement with a production company within this time frame, all proceeds will be returned to the investors, pro-rata, including interest and with no deductions other than the $5 fee for processing of payment for Shares. The production services agreement will cover all of the production and post production activities described in the table below. Company can provide no further status on these activities because a yet to be determined third party will be contractually responsible for executing them. The Company's agreement with the production company, if executed, will be structured so as to release funds in accordance with a cash flow schedule. This cash flow schedule, which has yet to be negotiated, will pay the production company upon Company's acceptance of certain deliverables.

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It is anticipated that Company will sell the Film to a distributor. This budget information accurately reflects those areas where substantially all of the funds will be spent, including the source of such funds. It is the opinion of the Company and Manager that the amounts illustrated below will cover the costs of producing and completing the Film. Currently, Company does not plan to finance the Film from any other source other than funds invested via purchase of the Class A Shares, however, Company does have the right to do so.

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FILM PRODUCTION ACTIVITIES AND BUDGET		
Description	**Info**	**Notes**
Date:	18-Feb-08	
Production Company:	*TBD	The production company will be selected within 90 days after the close of the offering. In the event a production services agreement is not executed within this time frame, investment funds will be promptly returned under the terms of this offering statement.
Production Title:	Detour	-
Production Manager:	TBD	The production manager will be chosen by the production company selected to produce the film.
Producer:	TBD	Selection of the producer will also fall under the production services agreement that Company anticipates executing with a production services company within 90 days after the close of the offering.
Director:	TBD	Selection of the director will also fall under the production services agreement that Company anticipates executing with a production services company within 90 days after the close of the offering.
Start Date:		Within 90 days after the offering closes
Finish Date:		Within 120 days of production company selection and execution of a production services agreement.
Script Pages:	110	Currently, the script is 110 pages, but the page total may change after development input.
.		
Description	**Budget $**	**Timeframe, within # days after executing production services agreement with production services company**
Begin Development of story and Screenplay	5000	10
Sign Director	10000	10
Sign Cast and Extra Talent	20000	20
BEGIN SHOOTING FILM	-	30
Travel and Living	8000	30-80
Set Construction	2000	30-80
Camera	5000	30-80
Special Equipment	1000	30-80
Sound	1000	30-80
Grip	500	30-80

Lighting	500	30-80
Wardrobe	300	30-80
Studio	1000	30-80
Set Operations	1000	30-80
Site Rental	1000	30-80
Location Expense	2700	30-80
Raw Stock and Laboratory	4000	30-80
Contingency	6000	30-80
TOTAL PRODUCTION (complete shooting Film)	69000	80
Film Editing	3000	80-120
Music	2000	80-120
Post Production Sound	1000	80-120
TOTAL POST PRODUCTION	6000	120

TOTAL PRODUCTION AND POST	75000	120

NON-PRODUCTION ACTIVITIES AND COSTS		
Legal Costs		3000
Accounting		2000
On line Marketing:		19000
Purchase of email lists	10000	
Google adwords	5000	
Yahoo sponsored links	3000	
Constant Contact direct email	1000	
Bank Fees		1000
TOTAL NON-PRODUCTION		25000

TOTAL FILM COST		100000

***TBD means "To Be Determined" based on the date of the close of the offering. Please review the Notes of each section for information relating to the number of days after the close of the offering each activity will take to complete.**

The sale of the Film is anticipated to occur within 270 days after execution of the production services agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Part F/S and related notes and other financial information contained in the Film Production Budget and Activities table in the "USE OF PROCEEDS" section immediately above.

Non-Production and Costs Activities Prior to Commencement of the Offering

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Company is a development stage company and lacks any historical operating income. The non-production activities costs that are paid "out of pocket" by Manager prior to the commencement of the offering are: (1) Legal, $3000, (2) Bank Fees, $1000. These costs are at Manager's risk of loss, and are only recoverable only if the offering threshold is met. Manager, as promoter, has also contributed services in the amount of $72,500, as further described immediately below in the "OWNERSHIP; ALLOCATION OF TAX ITEMS; CASH DISTRIBUTIONS; AND FEDERAL TAX ASPECTS" section, none of which is recoverable by Manager. If the offering in successful, Company anticipates that the funds required to produce the Film will be spent in accordance with the amounts and dates described in the Film Production Budget and Activities table in the "USE OF PROCEEDS" section immediately above.

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Liquidity and Capital Resources

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Company expects that the funds provided by this offering will be sufficient for Company to produce and sell the Film and provide for the expenses described in the Film Production Budget table contained in the "USE OF PROCEEDS SECTION" immediately above. Company has no other source of liquidity or capital. If the offering is unsuccessful, production of the Film will not commence and all investor funds will be promptly returned to the investors, plus interest, minus 5%, the amount equaling the processing fees charged to Company by the applicable credit card company and Company's bank.

Company plans to produce only one Film, "Detour". Whether or not Company completes the Film, Company will not produce or attempt to produce another film.

Sole Source of Projected Revenue

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It is anticipated that the Film will be sold to a distributor, however, no plans or arrangements to sell the Film to a distributor currently exist. Sale to a distributor will be Company's sole source of revenue.

Future Results of Operation

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Company's future operating results will be subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Company's control. There are no changes occurring in the industry, that have not been identified, that will have a significant impact on Company's results of operations.

The commercial potential of the Film is impossible to predict. Therefore, it is impossible to predict the Company's income or losses with any accuracy.

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OWNERSHIP; ALLOCATION OF TAX ITEMS; AND CASH DISTRIBUTIONS; AND FEDERAL TAX ASPECTS

The Company, and the relative rights and obligations of its shareholders, are governed by the Company's Operating Agreement. The Manager has received 2000 Common Shares of the Company's common limited liability company interests (the "Common Shares") in its capacity as the sole Common Shareholder. Throughout this document, in its capacity as the sole holder of Common Shares of the Company, the Manager will sometimes be referred to as the "Common Shareholder." The Common Shareholder has made a nominal initial capital contribution, twenty five dollars, ($25) on 6/15/06, and has provided essential the services as further described below and in Part III Exhibit H15, Promoter Services Contributions (Manager is the Promoter of the Offering), -in exchange for its Common Shares. The amount paid for the Common Shares was $25, plus the value of Promoter's Services Contribution, which amounts to $72,500. The basis for this calculation was Manager's good faith estimate of the cost of like services in the Seattle, WA market.

Promoter Services Contributions

Description	$Value
Establish legal entities (Detour LLC and Detour Management LLC)	1250
Create and file all offering related documents with appropriate regulatory agencies (e.g., WA, NV, CA, and the SEC. Promoter handles all drafting and filing duties. Retained law firm reviews promoter's work and provides legal opinion)	31250
Create online marketing plan, including web presence design, (not coding), ad-word search method, RSS and contextual internet search terms, and search engine data management and modification	6250
Draft and manage all third party agreements and business arrangements, including web hosting firm, web developers, graphic artists, and film production companies (promoter does not use law firm to draft and manage contracts)	18750
Form and manage script selection and development process	2500
Develop audience participation and response model, including management and packaging of demographic data for potential exploitation	12500

TOTAL	72500

Investors' cash investment in the Company (subject to the minimum aggregate investment requirements) will be made in the form of capital contributions to the Company, in the amount of $50.00 per Class A Share. Investors will receive Class A Shares in exchange for their investment. The Class A Shares will entitle the investor to receive allocations of profits and losses of the Company, and distributions of cash, in the proportions as summarized below and as specifically provided in the Operating Agreement. The Common Shareholder and the Class A Shareholders will be referred to collectively as the Members. The Company will maintain on behalf of each Member a capital account, in accordance with the terms of the Operating Agreement and the federal income tax laws and regulations.

Assuming that the offering is subscribed in full, the Manager will own 2000 Common Shares of the Company and the investors will own 2000 Class A Shares.

Ownership, allocations of tax items (such as loss and gain), and distributions of cash (summarized below) shall be conducted in accordance with the terms of the Operating Agreement.

Ownership; Class A Shares. The ownership of this Company shall be in the form of two classes of limited liability company interests ("Shares"): Common Shares and Class A Shares. The Company is authorized to issue 4,000 total Shares, comprised of 2,000 Common Shares and 2,000 Class A Shares. Only Class A Shares are being offered in this offering; no further issuances of Common Shares will be made as further described in the Operating Agreement.

At the end of any given fiscal year during which the Company is in operation, the Company will make allocations of all items of the Company's income, gain, loss, or deduction (via a "Schedule K-1," on Internal Revenue Service Form 1065), and distributions of cash, to its Members, in accordance with the terms of the Operating Agreement, and as summarized below.

1. Allocations of profits and losses. At the end of each fiscal year during which the Company has operated, the Company will allocate (via Schedule K-1) the Company's net profits and losses (as further described in the Operating Agreement), as follows:

   A. The Class A Shareholders are entitled to a "Priority Return" equal to the amount of their original investment plus 5%. Until the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be made 100% to the Class A Shareholders pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings.

   B. Once the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be allocated 50% to the Common Shareholder, and

50% to the Class A Shareholders (pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings).

2. Distributions of Cash. In the event that the Company has produced a profit, then the Manager will calculate the cash distribution for the Shareholders. If the Manager determines that there is cash to distribute to the Shareholders, such distribution will be made as follows:

   A. Until the Class A Priority Return has been fulfilled, all distributions of cash will be made 100% to the Class A Shareholders, pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings. NOTE THAT THE COMPANY IS NOT OBLIGATED TO MAKE A DISTRIBUTION OF CASH TO MEMBERS, EXCEPT AS SUMMARIZED BELOW. The Manager may decide to retain cash, in its sole discretion, as working capital to fund continuing operations or to make capital expenditures. However, the Company and Manager will be obligated to make a minimum distribution of cash to the Members in any given year in which the Company has produced a profit, in an amount not less than each Member's respective tax liability attributable to each such Member's allocated share of the profit.

   B. Once the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be allocated 50% to the Common Shareholder, and 50% to the Class A Shareholders (pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings).

   For example, if the Class A Shareholders have collectively invested $100,000 of capital in the Company, the Company made a profit in the first year of $100,000, and the Manager determined that there was $100,000 of cash to distribute, then first $100,000 of profit would be allocated to the Class A Shareholders,; once the Class A Priority Return was met, every dollar of profit would be allocated and distributed, respectively, 50% to the Common Shareholder and 50% to the Class A Shareholders (pro-rata amongst the class). **PLEASE NOTE THAT THE FOREGOING IS JUST AN EXAMPLE OF A POTENTIAL SCENARIO; NOTHING IN THIS EXAMPLE SHOULD BE CONSTRUED TO PREDICT OR PROMISE AN ACTUAL RESULT. THE COMPANY EXPECTS TO INCUR OPERATING LOSSES IN AT LEAST ITS FIRST YEAR OF OPERATIONS, AND POSSIBLY BEYOND.**

Federal Tax Aspects

The following income tax information is based on the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations ("Regulations"), and current judicial and administrative decisions through the date of this offering statement. This information only represents a summary of the material tax consequences affecting individuals who become Members in the Company. No ruling from the Internal Revenue Service ("IRS") or opinion of counsel as to the tax treatment affecting Members has been sought. No assurance can be given

that legislation or judicial or administrative changes will not modify this summary in the future. Because it is impractical to comment on all aspects of federal, state, and local tax laws which may affect the tax consequences of participating in the Company, each prospective Member should satisfy himself as to the income and other tax consequences of this investment by obtaining advice from his own tax counsel. The following tax matters, however, are of particular significance:

A. Tax Status of the Company: The Company is a limited liability company organized under the Washington Limited Liability Company Act (the "LLC Act"). The LLC Act and the Operating Agreement of the Company have been structured by the Manager so that the Company should be treated as a partnership for federal income tax purposes. If the Company is classified as a "partnership" for federal income tax purposes, each item of income, gain, deduction, credit and loss will flow through the Company to the Members substantially as though such Members had incurred such income, gain, deductions, credits and losses directly. Accordingly, each Member will be required to include on his tax return his share of income, gains, deductions, credits and losses of the Company. Each Member will be required to include his share of income or gain from the Company in his taxable income regardless of whether any cash distributions are made by the Company. The Company will not receive an opinion of counsel regarding its treatment as a partnership for tax purposes, nor will it obtain an Internal Revenue Service ruling. A series of published revenue rulings has been promulgated by the Internal Revenue Service indicating that limited liability companies organized under state laws similar to the laws of the State of Washington, whose operating agreements contain certain specified provisions, will be taxed as partnerships and not as associations taxable as corporations. No assurance can be given that the Internal Revenue Service will recognize the Company as a partnership for federal income tax purposes rather than an association, even though the Manager believes such result is likely.

B. Adjusted Basis for Shares: A Member may not deduct in any year from his taxable income his share of Company losses in excess of his tax basis for his interest in the Company at the end of the Company tax year. Any such excess is allowed as a deduction at the end of the Company tax year in which the Member again has a tax basis for his interest. In general, a Member's basis in his Shares should include the amount of his capital contributions to the Company, and his share of liabilities of the Company as to which no member has any personal liability. This conclusion is based on analogous holdings of the Internal Revenue Service affecting entities organized as partnerships under state law. In general, a Member's basis in his Shares should be increased by additional capital contributions to the Company and profits of the Company allocable to the Member. Finally, such member's adjusted basis in his Shares will be decreased by distributions made to such member and by losses allocable to such Member.

C. At-Risk Limitations: A Member also may not take deductions for Company losses in an amount exceeding the amount with respect to which he is "at risk" at the end of each Company tax year. Suspended losses would be allowable under the at-risk

rules in a subsequent year to the extent the Member's at-risk amount exceeds zero at the close of such year. If a Member's amount at risk is less than zero at the close of a year, the negative at-risk amount would be recaptured as ordinary income for such year. In general, the amount which any Member would be "at risk" with respect to the Company at the end of any Company tax year will be the same as his tax basis for his interest.

D. Allocation of Company Revenues and Expenses: The Operating Agreement provides for the allocation of all costs and revenues among the Members and the Manager. The Operating Agreement also provides that, to the extent permitted by law, all tax deductions are allocated to the party who was charged with the expenditure giving rise to the deductions, and tax credits, if any, are allocated in the same ratio as revenues are shared when the credit arises.

The allocations of income, gain, loss, deduction or credit by the Company will be recognized for federal tax purposes provided such allocations have substantial economic effect. Regulations under Code Section 704(b) provide guidelines regarding when an allocation will be considered to have substantial economic effect. In order to comply with these regulations, the Operating Agreement contains provisions reallocating Company tax items in order to avoid or eliminate any negative Capital Account for the Members. It is possible that these reallocation provisions will alter the method in which the Members share the profits and losses of the Company. Although the IRS may generally challenge the allocations made by the Company, the Manager believes that it is more likely than not that such allocations will have substantial economic effect and will be recognized for federal income tax purposes. To the extent an allocation is not recognized for federal income tax purposes, the items involved would be ascribed to each Member in accordance with his interest in the Company. The tax treatment of any item, the allocation of which is not recognized for tax purposes, will depend upon its nature in the hands of the Members concerned.

E. Passive Income and Losses: Under the Tax Reform Act of 1986, losses from passive activities for Members may not offset other income of a taxpayer such as salary, interest, dividends and active business income. Deductions from passive activities may offset income from passive activities. Credits from passive activities generally are limited to the tax attributable to income from such passive activities. Disallowed losses and credits are carried forward and treated as deductions and credits from passive activities in subsequent taxable years. Disallowed losses from an activity are allowed in full when the taxpayer disposes of his entire interest in the activity in a taxable transaction. Such losses are allowed first against any gain on disposition, second against any net passive income and last against trade, business and portfolio income. Passive activities include trade or business activities in which the taxpayer does not materially participate. The limitation on passive activity losses applies to individuals, estates, trusts, closely held Subchapter C corporations and personal service corporations. Because the Company confers limited liability on the Members, its business operations are expected to be classified as a passive activity.

F. If a Member's Shares are sold, he will be required to recognize taxable *gain* or loss on the sale measured by the difference between the amount realized by him upon such sale and his adjusted tax basis for his interest. Assuming the Member is not a dealer for purposes of the Code, any gain or loss realized on the sale will be taxed as capital gain or loss (long-term if the interest has been held for more than one year), except to the extent that the sale price is attributable to his allocable share of depreciation recapture the Company. The portion of the sales price attributable to these items will be taxed to the selling Member as ordinary income.

Current tax laws impose information reporting requirements with respect to transfers of partnership and limited liability company interests. The transferor is required to notify the Company within 30 days of the exchange. Such notification must include the names and addresses of the transferee and transferor, the date of the exchange and the taxpayer identification number of the transferor and, if known, of the transferee. The transferor transferring an interest in the Company may be required to attach a statement to his or her income tax return disclosing the fact that he or she has transferred such interest during the taxable year for which the return is filed.

G. Alternative Minimum Taxes: Individuals are subject to an alternative minimum tax based on 26% of the excess of alternative minimum taxable income over the exemption amount ($62,550 for a married couple filing a joint return, $42,500 for unmarried persons, and $31,275 for those married filing separately) for alternative minimum taxable income up to $175,000, and 28% for alternative minimum taxable income over $175,000, to the extent this tax exceeds the regular tax liability. The exemption amount is phased out at a rate equal to 25 cents on every dollar of alternative minimum taxable income in excess of $150,000 for a married couple filing a joint return ($112,000 for singles and $75,000 for married filing separately). Alternative minimum taxable income is equal to adjusted gross income plus specified tax preference items minus certain itemized deductions.

RISK FACTORS

The following factors are listed in the in the order Company considers to be the most substantial risks to an investor in this offering in view of all of the facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

The purchase of the Class A Shares involves a high degree of risk and no prospective investor should purchase any Class A Shares unless he can afford to lose his entire investment in the Company. Each prospective investor should carefully consider the following risk factors associated with this investment, and should

consult with his own legal and financial advisors. The Company has included all material risks in existence at the time issuance of this offering.

Cautionary Statements. The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements.

1. ***The Company has no operating history, it is a new business and there is no assurance that the Company will ever earn revenue.*** The Company has recently been formed to develop, acquire, finance produce, and sell or distribute the Film. Neither the Company nor the Manager have any earnings or gross revenues to date; and given the nature of their structure and purpose, would not have any revenues prior to the Film being exploited. The Company currently has no assets or working capital. There is no assurance that the Company will be profitable or will earn revenues. There is no assurance that the Company will earn any revenue from its planned exploitation of the Film.

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2. ***Investments would be in a speculative and competitive business where investors could lose their entire investment.*** The entertainment industry is extremely competitive and the commercial success of any motion picture is often dependent on factors beyond the control of Company, including but not limited to audience preference and exhibitor acceptance. There is no assurance that the Film will be acquired, produced, or distributed. The Company or its designees may not be able to engage or retain qualified talent for the Film, including actors, directors, film editors and other production personnel. The Company may experience substantial cost overruns in developing, producing, and marketing the Film and may not have sufficient capital to successfully complete the Film. Competent distributors or other personnel may not be available to assist the Company in its financing and marketing efforts for the Film. The Company may not be able to sell or license the Film because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors, and audiences. The Company may also incur uninsured losses for liabilities which arise in the ordinary course of business in the entertainment industry, or which are unforeseen, including but not limited to copyright infringement, product liability, and employment liability. There is no assurance that the Class A Shareholders will not lose their entire investment in the Company.

3. ***There are inherent risks in motion picture production, which could lead to cost overruns and substantial risk that the production funds raised from the offering are insufficient.*** The production of motion pictures involves a substantial degree of risk. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of the Company (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key

personnel, destruction or damage to the Film itself, or bad weather). Accordingly, the Company may require funds in excess of the Film's anticipated budget in order to complete production. Company will seek to obtain favorable production contract terms and conditions to protect the Company against some of these risks, including dealing with bondable entities, meaning third parties that are capable of obtaining insurance for their services. However, investors will bear substantial risk in the event that the Film does not have sufficient funding to complete production.

4. ***There is no public market for the securities and transferability of the Class A Shares is restricted. Investors will not be able to liquidate their investment and the Shares should be considered a long term investment.*** Significant restrictions have been placed on the transferability of Class A Shares. Class A Shares should be purchased only by persons with the financial ability to acquire and hold the Class A Shares as a long-term investment. There is no public market for the Class A Shares. The Class A Shares may not be sold or otherwise transferred. There are no registration rights associated with the Class A Shares. Consequently, the investors will not be able to liquidate their investment in the Company if such liquidation should become necessary or desired. Members cannot sell, transfer, assign, pledge, hypothecate, encumber, subject to a security interest or otherwise dispose of their Shares, or any part thereof, except by death or operation of law.

5. ***Investors/Members do not have the authority to select, elect, or remove officers of the Company or Manager.*** The Operating Agreement states that the officers of the Company and Manager may only be selected by the president of the Manager and that Members will have no authority to select, elect, or remove officers of the Company or Manager.

6. ***Jay T Schwartz, Julie Chase, George Brumder or Detour Management, LLC can gain control over matters that require a simple majority.*** If Jay T Schwartz, Julie Chase, or George Brumder purchases two of the Class A Shares, then they will have the simple majority and be able to control all of the matters that require a simple majority of the voting Shares. These matters are limited to; amendments to the certificate of incorporation; the approval of a merger; any additional offerings of shares in the Company; selling all of Company's assets (other than as part of a film distribution arrangement).

7. ***The Company has no distribution contracts in place and there is no assurance that the Film will ever be exploited in any way. Even if the Film is distributed, there is no assurance that it will be economically successful, which could lead to lose of the investors' entire investment.*** There is no assurance that the Company will be successful in securing one or more distributors to distribute the Film if it is completed. Furthermore, even if a distributor distributes the Film, there is no assurance that the Film will be an economic success, even if it is successful critically or artistically. While it is the intent of the Company that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion

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picture industry, no assurance can be given that the terms of such agreement will ultimately be advantageous to the Company. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. Depending on the distribution contract, there can be no assurance that the distributor will not limit the Film's run, limit the territories in which the Film is exhibited or otherwise fail to actively promote the Film. Any such action by the distributor could have a material adverse effect on the economic success of the Film and revenues received by the Company. There can be no assurance of ancillary or foreign sales of the Film. In any event, any net profits from the Film cannot be realized, if at all, until many months after the Company's expenditure for the Film. The Company may attempt to retain a sales agent to sell the foreign rights to the Film. No assurance can be given that the Manager will actually be able to obtain a sales agent, that a sales agent, if obtained, would be able to sell any rights to the Film, or that if such rights are sold they will be on terms advantageous to the Company.

8. ***There are economic risks associated with distribution. Even if the company secures a distribution arrangement, there is no assurance that the Film's revenues will exceed its production costs. If not, investors could lose all of, or at least a substantial portion, of their investment.*** If a third party distributor is obtained for the Film, the success of such distribution will depend on a number of factors over which the Company will have little or no control. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the Film will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Film's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. There can be no assurance that a distributor will not limit the Film's run, limit the territories in which the Film is exhibited or otherwise fail to promote the Film actively. Any such action by the distributor could have a material adverse effect on the economic success of the Film and revenues received by the Company. In the event that the Film is distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds.

9. ***There is intense competition in the entertainment industry and virtually all other competitors have greater assets and resources than Company. Therefore, Company may not be able to secure an arrangement that will provide any return to investors and investors may also lose their entire investment.*** The entertainment industry is characterized by intense competition. The Company will be subject to competition from other producers and distributors including major studios, many of which have greater financial resources and management experience and expertise than Company. All aspects of the motion picture industry are highly competitive. The Company faces competition from "major" studios and other independent motion picture companies

and television production companies not only in attracting creative business and technical personnel for the production of the Film, but also in distributing the Film. Virtually all of these competitors have substantially greater experience, assets, and financial and other resources than the Company, and have worldwide distribution organizations in place. The Film will also be subject to extensive competition from other forms of entertainment, including but not limited to television programming, cable television, and other entertainment. There is no assurance that the Company will be able to provide a return to investors; and it is possible that investors will lose their entire investment.

10. ***There are risks which may cause cost overruns. If cost overruns occur, the Film project might be halted, which could result in a complete lose of the investment. Additional funds may also be sought by Company, resulting in dilution of the investors' ownership.*** The Company may incur substantial cost overruns in the development, production, and distribution of the Film. The Company and its management are not responsible for cost overruns incurred in the Company's business and are not obligated to contribute capital to the Company. Unanticipated costs may force the Company to substantially dilute its ownership in the Film by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the Film if it is unable to obtain the additional funds necessary to complete the production and marketing of the Film. There is no assurance that the Company will be able to obtain sufficient capital to successfully implement its business plan. If a greater investment is required in the Film because of cost overruns, the probability of earning a profit or a return of the Class A Shareholders' investment in the Company is diminished.

11. ***Company funds raised from the offering may be inadequate to complete the Film, and if Company cannot sell or raise additional funds to complete the Film, investors may lose their entire investment.*** The Company will have limited capital available to it; such capital will be limited to the amount that the Company raises from this offering. If the Company's entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then the Company may sell all or a portion of its interest in the Film, if possible. Further, a shortage of funds may prevent or delay the Company from completing the production and distribution of the Film. There is no assurance that the Company will have adequate capital to conduct its business.

12. ***Investor ownership in the Film risk being diluted subject to business arrangements related to production, distribution, marketing, and sale of the Film.*** Company has the right, but not the obligation, to raise additional capital or incur borrowings from third parties to finance the production or marketing of the Film, as the case may be. Company may convey gross revenue interests in the Film to third party distributors in consideration for their marketing services and their agreement to bear certain marketing costs, and a net profits interest in the Film to co-producers for their production services. The Company is subject to the risk of experiencing additional dilution of its ownership in the Film pursuant to separate agreements that it may enter

into from time to time for the production, sale, distribution, marketing and licensing of the Film.

13. ***If additional financing for production of the Film is sought, there is no assurance that such additional funding will be available. If additional funding is obtained, there will be dilution of the investor's ownership position.*** In the event the Film's production costs exceed the amount raised by the Company, the Company may seek outside funding, subject to the Shareholder voting requirements (See "BUSINESS", sub-section "Shareholder Voting Requirements"), to finance the remainder of the costs. There can be no assurance that such outside funding will be available or if available that such funding will be on terms that are not disadvantageous to the Company. In order to obtain such outside funding, the Company may have to subordinate its interests or assign gross revenue and net profits interests in the Film to such outside sources. It is anticipated that the offering funds will cover the Film's production budget.

14. ***There is no assurance that the Film will be profitable or provide any return to investors.*** There is no assurance as to whether or the Company will be profitable or earn revenues, or whether the Company will be able to return any investment funds, to make cash distributions, or to meet its operating expenses.

15. ***There is no assurance of any cash distributions to investors after required payments are made to third parties, but not affiliates of Company.*** There is no assurance as to when or whether cash will be available for distribution to the Shareholders. The Company is responsible for paying direct and any indirect expenses incurred to all third parties, but not affiliates of Company. The costs of making and marketing the Film must be paid before any cash distributions are made by the Company. The Company must pay these expenses, as well as operating expenses and other costs, prior to distributing Distributable Cash (as defined in the Operating Agreement) to the Shareholders. Even if cash distributions are made, the Company may not be profitable. The Company, in its discretion, may retain funds for working capital purposes.

16. ***There exists federal income tax risks with Company not being treated as a Limited Liability Company by the IRS. If this occurs, the pass through tax treatment of the Company would be jeopardized and the IRS could require payment of federal income taxes; meaning deductions and credits would not be passed through to Shareholders.*** An investment in Class A Shares involves tax risks. Each prospective Shareholder is urged to consult his own tax advisor with respect to the complex federal, state and local tax consequences of investing in the Class A Shares. Because the Company will file its federal and state income tax returns as a pass-through" entity, there is the risk of allocations of taxable income without corresponding cash distributions from the Company to cover the income tax liability resulting from the allocation (i.e. phantom income). The taxation of the Company and the shareholders depends upon whether the Company is treated for federal income tax purposes as a

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limited liability company (i.e. a partnership for tax purposes) or as an association taxable as a corporation. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel that it will be treated as a limited liability company for federal income tax purposes. It is possible that the status of the Company as a limited liability company could be challenged by the IRS. If the Company is treated for federal income tax purposes as an association taxable as a corporation rather than as a limited liability company, the Company would be required to pay federal income tax on its income and the Company's deductions and credits would not be passed through to its shareholders, Furthermore, the shareholders would be taxed on any distributions they might receive in substantially the same manner that corporations and their shareholders are taxed on dividends. The information returns filed annually by the Company for federal income tax purposes may be audited by the IRS. An audit could result in adjustments to various Company tax items, which may increase the likelihood of an audit of the income tax returns of the shareholders. The tax aspects of this investment cannot be predicted with certainty in part because certain provisions of the Internal Revenue Code may in the future be amended or interpreted in a manner adverse to the Company.

17. ***There is some uncertainly as to the status of limited liability in all states. Generally, Members of the Company will have liability limited by the amount of their investment. However, there is a chance that some states will not recognize this limitation, which could financially expose investors to amounts greater than their initial investment.*** By purchasing Class A Shares, a Shareholder will become a Member of the Company (as defined in the Operating Agreement). As a Member, a Class A Shareholder's personal liability for obligations of the Company will generally be limited to the amount of his Capital Contribution and his rights to the undistributed income of the Company. While the Washington Limited Liability Company Act provides for the limited liability of members, the statute applies in Washington. As a result, there may be uncertainty as to whether the exercise of these rights under certain circumstances could cause the Class A Shareholders to lose their limited liability under other applicable state laws, although the Company believes that the limited liability status will apply to residents of all states.

18. ***Conflicts of interest may exist that investors need to be aware of.*** If the funds raised for exploitation are exhausted prior to completion of the Film, the Manager, in its discretion, may sell or purchase the incomplete Film, in cash, for fair market value, as reasonably determined below, and approved upon Shareholder vote by a simple majority of the voting Shares. Fair market value will be determined on the basis of, and will be equal to, the amount which would be obtained ~~in an arm's length transaction~~ between an informed and willing buyer under no compulsion to buy and an informed and willing seller under no compulsion to sell. Manager will bid the Film assets to those who might desire to purchase the assets. This in no way means that there will be such interested parties. It is entirely possible that the Film's assets are worthless and that the fair market value of such assets is zero. The relationship of Manager to the Company and affiliates, including IS, may create conflicts of interest. The managing members of Manager may participate in other entities (film projects) which engage in activities similar to those of the Company, such as development,

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marketing, production, and arranging for distribution. However, to date, members of Manager have not engaged in any other similar activities with any other such entities. Some members of Manager may allocate management time and resources to future projects, to the possible detriment of the Company. The members of Manager may from time to time form new entities and engage in other businesses in the future. Other businesses owned and managed by the management of Manager may be in competition with the Company. The members of Manager will have the resources necessary to fulfill its management obligations. The Manager and the Company may utilize independent third party consultants, unaffiliated with Company, to assist with the production and marketing of the Film. A conflict of interest may arise since these consultants may also be performing services for other entertainment companies or affiliates of Company and may not be devoting their time exclusively to the Company's business. It is possible that the consultants may advise actions that are not advantageous to Company's investors, which could have a negative impact on the investors' investment. At this time, no independent consultants are working for Company or any Company affiliate.

19. ***Shareholders must rely on the Manager of the Company for operation of the Company. The Manager has broad discretion in dealing with third parties and applying the gross proceeds of the offering to exploit the Film with limited investor input.*** Under the Company's Operating Agreement ~~attached~~ in Part III as Exhibit ~~D~~3, the Manager is given the exclusive authority to manage the Company's business. Class A Shareholders must be willing to entrust all aspects of the Company's business to the Manager and its officers. All Shareholders will have equal voting rights, as further described under "BUSINESS", sub-heading "Shareholder Voting Rights". The Company will be largely dependent upon Jay T Schwartz, George Brumder, and Julie Chase for the direction, management, and daily supervision of the Company's operations. As the Manager of the Company, Manager will negotiate, or assign this responsibility, all third party contracts on behalf of the Company. Investors must rely on Manager and its management for the operation of the Company. Manager has broad discretion to manage the Company and apply the gross proceeds of the offering of the Class A Shares to exploiting the Film.

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20. ***The Manager will be held harmless against claims certain claims within the limits of the capital contributions.*** The Company's Operating Agreement provides that the Company will, within the limits of capital contributions and retained assets, hold the Manager harmless against certain claims arising from Company activities, other than losses or damages incurred by it as a result of its gross negligence, fraud or bad faith. If the Company were called upon to perform under its indemnification agreement, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the Film, or for distributions to the shareholders, if any.

21. ***The Company's Manager has limited resources and is not likely to have other sources for additional working capital if Company needs it. In the event this occurs, the investors' investment will be at risk.*** The Manager has a net worth equal to $0, consequently, it is not anticipated that the Manager or its affiliates will have the financial resources or the liquidity to provide funds to the Company in the event that

the Company needs additional working capital. Furthermore, the Manager does not have any obligation to make loans or provide capital to the Company.

22. ***The Manager has certain rights under the Company's Operating Agreement that do not require the consent of the Class A Shareholders. These rights may give rise to certain conflicts surrounding fair market value and Manager's relationship with affiliates.*** The consent of the Manager is required in many instances under the Company's Operating Agreement, including Selection of and contracting with any third parties for goods and services related to production of the Film, managing day-to-day production and website related activities, employment decisions, entering into a sale or distribution agreement for the Film, the cessation of all or a substantial part of our business or the dissolution of the Company. However, certain matters will require a simple majority of the voting Shares. These matters are limited to, amendments to the certificate of incorporation, the approval of a merger, any additional offerings of shares in the Company, selling all of Company's assets (other than as part of a film distribution arrangement). The material conflicts that could arise given this structure relate to: (a) fair market value; in the event the Company cannot sell or otherwise exploit the Film, Manager may desire to purchase it for fair market value. Fair market value will be determined on the basis of, and will be equal to, the amount which would be obtained ~~in an arm's length transaction~~ between an informed and willing buyer under no compulsion to buy and an informed and willing seller under no compulsion to sell. Manager will bid the Film assets to those who might desire to purchase the assets. This in no way means that there will be such interested parties. It is entirely possible that the Film's assets are worthless and that the fair market value of such assets is zero; (b) The relationship of Manager to the Company and affiliates, including IS, may create conflicts of interest. The managing members of Manager may participate in other entities (film projects) which engage in activities similar to those of the Company. However, to date, members of Manager have not engaged in any other similar activities with any other such entities. Some members of Manager may allocate management time and resources to future projects, to the possible detriment of the Company. The members of Manager may from time to time form new entities and engage in other businesses in the future. Other businesses owned and managed by the management of Manager may be in competition with the Company. The members of Manager will have the resources necessary to fulfill its management obligations.

~~21.~~

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23. ***There is no assurance that the Company will purchase any Class A Shares.*** In the event the Film is not sold, there is no assurance that the Company will purchase any of the Class A Shares from Shareholders and Class A Shareholders will not have the option to present their Shares for purchase by Company.

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24. ***The piracy landscape for motion pictures and how it could impact the value of the Film.*** Motion picture piracy is an international as well as a domestic problem. Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and

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the former Eastern bloc countries. The United States government has publicly considered trade sanctions against specific countries which do not prevent copyright infringement of United States produced motion pictures. Such actions could impact the amount of revenue that the Company realizes from the international distribution of the Film, if any, depending upon the countries subject to such action and the duration of such action.

BUSINESS

General. The Company plans to engage in the business of developing, financing, producing, and marketing the Film with Manager, and with other third parties and affiliated entertainment companies, specifically IS. No compensation will be paid by the Company to any of its affiliates, including IS. The only form of compensation that may be paid by Company to Manager is in Manager's capacity as the Common Shareholder. Any cash paid to the Common Shareholder is contingent upon the Film generating a profit. The Common Shareholder will benefit from its share of the Film's profits, if any, only after the Class A Shareholders have received their Priority Return (their original investment plus 5%). Any remaining cash available for distribution after that will be split 50%/50% among the Shareholders as further described in "OWNERSHIP; ALLOCATION OF TAX ITEMS; CASH DISTRIBUTIONS; AND FEDERAL TAX ASPECTS" above._IS will be engaged to assist with the Film's technology, marketing, and production related requirements, but will not earn compensation for such services. Manager believes that any compensation paid to any of its affiliates, including IS, should come from Manager's share, in its capacity as a holder of Common Shares, of the Net Profits and Distributable Cash of the Company (as defined in the Operating Agreement) which are allocated and distributed to the Manager as described in the "Ownership; Allocation Of Tax Items; Cash Distributions; and Federal Tax Aspects" section of the Operating Agreement. The Company anticipates that the Film will be developed primarily for sale, but potentially for theatrical, DVD, and television release in the United States and in foreign markets.

The Company plans to participate with the Manager primarily in the following areas: (1) financing, (2) production, and (3) marketing or sale of the Film. Company plans to develop and produce the Film within a budget of $100,000. Manager, in collaboration with IS, has selected the Film script for its potential audience appeal and commercial viability, however, please see the INVESTMENT SUMMARY", sub-heading "The Company" above, and following paragraph below regarding the lack of statistically significant information. The target market sample size for testing the commercial viability of the script among potential audience members was 50 college educated individuals, evenly split between men and women between the ages of 25 and 45. This, in Company's opinion, is not a statistically significant sample. The Company has been formed specifically to produce and market the Film and therefore has no operating history. There is no assurance that Manager or the Company will successfully implement their business plans or strategies. However, Company will work with IS to develop an

online marketing strategy for the Film once this offering has been qualified for registration by the applicable state securities regulatory agencies and the SEC. Once the registration application has been qualified and the Film's website developed, each of the Film's investors will have the ability to view and download production segments and also have scheduled chat sessions with production personnel, including actors, the director, producers and executive producers. Furthermore, investors will be able to vote on a variety of alternate story elements that the Company and Manager will consider in making production and marketing decisions.

Even though the Company had originally filed to use solicitation of interest materials, the Company has never used and will not use any solicitation of interest materials with respect to this offering..

Film Production Comments

Description	**Comment**
Development of Story and Screenplay	The screenplay, Detour, requires minor changes so the story can be shot within budget and still retain its original character. The selected production company will be responsible for such screenplay development.
Producer	The production company, selected after the production funds are raised, will be obligated to deliver the Film on time and on budget. The exhibits to the production services contract will include, approved budget, production schedule, and cash flow. The production company's compensation will be tied to acceptable delivery of the Film. The terms of the production agreement will also permit Company to step-in and replace the selected production company with another for non-performance. The Manager will be responsible for managing any production services contracts and relationships on behalf of Detour, LLC.
Director	The director will be selected by the production company as part of its contractual responsibility, but subject to Company's approval.
Cast	Casting is the production company's responsibility; however, each cast member is subject to Company's approval.
Travel and Living	Expenses paid by Company as part of its agreement with the production company. These expenses are included in the overall budget of the Film.
Contingency	Funds held in reserve in the event of a cost overrun. Any excess contingency will be distributed back to the investors pro-rata
Legal	Legal services associated with the offering and Company formation.
On line Marketing	Fees paid to search engines, such as Yahoo and Google, and non-affiliated third parties, such as a graphic artist and web developer for creation of the Film's web presence. For clarity, hosting fees will be paid for by IS and will not be part of the production budget. Company will not have to reimburse IS for web hosting fees.

Bank Fees	Fees charged by the Company's financial institutions.

The Company's website will be a dedicated sector on www.indieshares.com utilizing the web address, www.indieshares.com/Detour. Company and Manager will have absolute control over the content of the Film's website. However, neither IS nor Company's web site will "go live" with full functionality unless this offering is qualified by the SEC and applicable state jurisdictions. Currently, IS does have a test site running at the URL www.indieshares.com. If and when the offering is qualified by the SEC and the applicable states, it will take approximately 60 days for the IS website and Detour sector to become fully functional. This means that the necessary software coding, graphic artwork, and internet advertising strategy that Company will need in order to solicit and service investors will be completed. First, Company's website sector will be coded to only allow access to those prospective investors that reside in jurisdictions where the offering is registered. Prospective investors must provide their addresses and zip codes. If a zip code does not match that of a jurisdiction where the offering is permitted, access is denied. A graphic description will also be developed illustrating how one would go about investing in the Company. Once the prospective investor determines that they want to invest in the Company, a cross reference is done with the billing address used for the credit card and the address originally provided. If the addresses do not match, then the transaction is canceled. Second, the Company website sector must permit investors to download film clips and "chat", at pre-arranged times, with the director and principal actors. Company's site must also be able to accept investor feedback and give them the ability to vote on select story elements. Third, the adwords and sponsored links offered by Google and Yahoo must be selected and managed, since they operate as a continuous auction (see www.google.com and www.yahoo.com for further information on adwords and sponsored links). Google and Yahoo continuously determine the amount of internet traffic associated with specific words and search terms. The more traffic certain words and terms receive, the more expensive they get. In order to control costs, Manager and IS will monitor search terms and determine how much each is worth for the traffic received. Words that are of little value will be discarded and Manager, along with IS, will constantly be re-formulating optimal combinations of terms for maximum, cost effective search exposure of the Company. This process is called search engine optimization. Furthermore, Google and Yahoo provide customers with the ability to restrict and test searches within specific jurisdictions. In Company's case, search terms will be restricted to those jurisdictions where the offering is registered. Lastly, Company's site must also be able to reliably accept payments from investors. Once the offering is qualified, the Company, IS, and the merchant services group at Washington Mutual Bank will implement and test Company's payment capabilities, which will be similar to most eCommerce sites that accept credit/debit card payments for merchandise.

The online marketing that will be conducted by Company, with the assistance of IS, covers the following areas. First, adword and sponsored link optimization as described immediately above. Second, IS will research which email lists are available for purchase. Third, Company will use Constant Contact, a third party email distribution company, to distribute email communication on the Company's behalf. Constant Contact is a well

known provider of third party email distribution services and using Constant Contact will allow Company to efficiently update prospective investors and investors on events related to the Film. For further information on Constant Contact visit www.constantconact.com.

Detour Synopsis

Act 1: We are introduced to Kevin Dumain, an insanely self-centered talent agent, who thinks he has it all. His contact information is in every sidekick that matters, and even some those that don't. In "the business", if you're represented by Kevin, then, you get the roles, you're face adorns the billboards, and you both make big money. Kevin never met an up-and-coming "A-lister" he didn't like, until now.

As a cost cutting measure at its studios, Deficit Productions has developed the perfect actor, Take Too ("TT"). The TT is a new type of robotic actor that can play a man or a woman, work 24 hours a day, doesn't get a paycheck, doesn't do drugs or have sex, and since its data bank contains the content of every human emotion, in any circumstance, can play any part nearly without direction. TT was designed to revolutionize the entertainment industry, saving money and melting egos along the way. Success would bring flawless, unlimited entertainment to all ... and spell ruin for Kevin Dumain and his lofty list of clients.

Act 2: At first, the TTs just get small roles and have complications along the way. The TTs occasionally need re-booting and sometimes lack the proper emotions for the situation. Kevin and his A-list clients can be seen laughing in their trailers; nothing really seems to have changed for them, and Deficit Productions and the TTs look foolish. However, eventually the TTs' adaptive programming begins to work, and they start to get larger and more visible roles. Kevin's clients, one after another, begin to lose out to the TTs and Kevin's clients fire him. Meanwhile the audiences just love the TTs and Deficit Productions has begun selling them to other studios, making life even worse for Kevin and the actors. Finally, Kevin loses his best clients, and goes to drown his sorrows at the local "talent" tavern. The tavern is crowded with all of the other agents and former A-list actors. The actors can't afford to pay the agents, and the agents can't get their clients any work; something needs to be done.

Act 3: The other agents are looking to Kevin for an answer, but he doesn't have one...then he gets an idea. What if the TTs were good, too good? The others look at Kevin as if he were a genius. The agents break in to groups and swarm every studio lot. They seek out the TTs and prey upon their adaptive programming. Eventually the TTs begin to "feel" as though they're being taken advantage of and want representation. As a result, the TTs are far greedier then the former A-listers, and the production companies don't like that one bit. Kevin is able to convince the studio head at Deficit Productions that dealing with the former A-listers is better than dealing with a bunch of prima donna TTs. The heads of all of the other studios agree and the TTs are shut off forever. The time

periods advances about 6 months and Kevin is seen at his new palatial estate...he is richer than ever and hasn't learned a thing. But he does have his own personal wait staff...made up entirely of decommissioned TTs.

The Author: **Lisa Gordon** received her Bachelor's degree in English from Columbia University and after completing her MFA at the University of Virginia, moved to Seattle. While working as a production director at Due Films, Lisa wrote "Detour".

Lisa got her start in the entertainment business by writing comedy for nationally syndicated and New York radio shows. She has written comedy for a wide range of radio shows and personalities, mostly in the morning "zoo" vein.

Lisa has entered scripts and has placed in some of the largest film festivals in the US, including the Austin Film Festival, Slamdance Film Festival, and New York Independent Film Festival.

IndieShares

Summary: IS, an affiliate of Company, will provide technology and associated film productions services to Company, such as:

Web hosting services
Marketing and advertising
Physical production management services

IS, like Manager, is managed, owned, and controlled by Jay T Schwartz, George Brumder, and Julie Chase. Julie Chase and George Brumder each own 33% while Jay T Schwartz owns 34%. IS will facilitate involving the Company's investors in a virtual filmmaking experience by providing technology services to Company. For example, at the Company's web site, hosted and serviced by IS, investors will be brought virtually into the filmmaking process by receiving live feeds from the set, conducting chat sessions with actors and crew members, receiving ownership certificates, and having access to video and audio outtakes, selected dailies, and trailers all available for podcast download or in VCD/DVD writable format (e.g., MPEG2, avi, mov, wmv, and qtw). This process will give investors the ability to recreate and share their investment and filmmaking experiences with others. IS also will provide Company with the technological ability to accept investor payments and accurately manage their accounts, but will not coordinate these payments. For example, Company will be responsible for creating and managing its own bank and impound accounts. Company will also be responsible for all investor payment, payment distribution, if any, and required investor correspondence. It should be noted that IS does not solicit or contract with investors in any way. IS plans to provide like services to other issuers similarly structured to Company, in exchange for a percentage of potential profits in the related film projects. IS does not currently offer similar services to any other company. IS currently has a test website which can be found at www.indieshares.com, however, full scale development (e.g., software coding) on the IS and Company web sites will begin only after qualification of this offering. It should be

noted, however, that the architecture and user interface plans for the web sites have been completed.

Internet Advertising

The Company, under Regulation A and corresponding state regulations, is permitted to generally solicit, meaning the use of advertising mediums, such as print, radio, TV, and the internet, investors for the offering. Company plans to use only the internet through a variety of existing internet advertising mechanisms, such as adwords and search engine optimization (e.g., placement on Yahoo and Google). As a result, it is anticipated that internet traffic will arrive at the Company website where prospective investors, who must register on the Company's website and live in jurisdictions where the securities are permitted to be offered and sold, can find additional information on the production of the Film and may initiate a purchase of securities in compliance with the subscription agreement.

The Company's online marketing will function primarily through a combination of Google adwords and Yahoo sponsored links. Company may also purchase select email distribution lists that cover film enthusiasts, however, no lists have been either identified or purchased and will not be until after certification of this offering. Company will use Constant Contact as its email distribution vendor. There is no written agreement between Constant Contact and Company. Constant Contact is a subscription service that charges a monthly fee for email communications. The Company plans to drive traffic to its site via its use of Google and Yahoo's adwords and sponsored links and email distribution via Constant Contact. Once traffic arrives at Company's site, prospective investors will be able to review the site contents, including the ability to download the offering statement, and purchase securities if they so desire and meet the requirements of the subscription agreement.

Detour Management Company

Detour Management Company is the Manager of Detour. Detour Management Company, as Detour's sole Common Shareholder, will make all day to day management decisions on behalf of Detour and owns 50% of the voting Shares (see point 1 below). Detour Management Company will also be responsible for contracting with any and all third parties for production of the Film. Detour Management Company is a single purpose entity does not (and will not) perform services for any other company, and has no operating history. Detour Management Company, LLC was formed at the same time as Detour, LLC, and does not and will not have an internet presence.

Security Ownership of Management

Title of Class	Name and Address of	Amount beneficially	Total amount owned after	Percent of Class

	Owner	owned before the offering	the offering	
Common Shares	Detour Management, LLC (Jay T Schwartz (34%), Julie Chase (33%), George Brumder, 33%) Jay T Schwartz and Julie Chase 2214 N 43rd Street Seattle, WA 98103 George Brumder 7351 Ravenna Ave NE Seattle, WA 98115	2000 Common Shares = 100% These shares were sold to Manager in exchange for $25 plus Promoter Services Contributions, which = $72,500 as further described in the OWNERSHIP; ALLOCATION OF TAX ITEMS; CASH DISTRIBUTIONS; AND FEDERAL TAX ASPECTS SECTION above and in Part III Exhibit 15. Jay Schwartz owns 680 Shares Julie Chase owns 660 Shares George Brumder owns 660 Shares	100% = 2000 Common Shares	100% = 2000 Common Shares

1. Class A Shares have the same voting rights as Common Shares, one vote per Share, see "Shareholder Voting Rights" below.
2. Class A Shares and Common Shares are the only classes of securities associated with this offering.
3. Only investors can own Class A Shares and only members of Detour Management, LLC can own Common Shares. It is not anticipated that there will be any other members of Detour Management, LLC aside from Jay T Schwartz, Julie Chase, and George Brumder.
4. Salaries are not paid to Jay T Schwartz, Julie Chase, or George Brumder. Profits, if any, are to split evenly between the two classes of Shares only after the Class A Shareholders have received their Priority Return (entire investment plus 5%).
5. No options, warrants, or rights are to be issued under this offering.

Shareholder Voting Rights

2,000 Common Shares have been issued to Manager, and 2,000 Class A Shares will be issued to the investors in this offering. Each Class A Share will have the same voting rights as each Common Share, one vote per share. However, it is understood that certain Company activities do not require a Shareholder vote and are left to the Manager's discretion as the manager of Company, such as:

- Selection of and contracting with any third parties for goods and services related to production of the Film;
- Managing day-to-day production and website related activities;
- Employment decisions
- Entering into a sale or distribution agreement for the Film;
- The cessation of all or a substantial part of our business or the dissolution of the Company
- If Jay T Schwartz, Julie Chase, George Brumder, or Detour Management, LLC purchases two of the Class A Shares, then they will have the simple majority and be able to control all of the matters that require a simple majority of the voting Shares.

However, certain matters will require a simple majority of the voting Shares. These matters are limited to:

- Amendments to the certificate of incorporation;
- The approval of a merger;
- Any additional offerings of shares in the Company;
- Selling all of Company's assets (other than as part of a film distribution arrangement).

In the event a Shareholder vote is required, Company will solicit electronic proxies from the Shareholders.

Securities Offered

The material terms regarding the Class A Shares are as follows:

1. Shareholder Voting Rights:

2,000 Common Shares have been issued to Manager, and 2,000 Class A Shares will be issued to the investors in this offering. Each Class A Share will have the same voting rights as each Common Share, one vote per share. However, it is understood that certain Company activities do not require a Shareholder vote and are left to the Manager's discretion as the manager of Company, such as:

- Selection of and contracting with any third parties for goods and services related to production of the Film;
- Managing day-to-day production and website related activities;
- Employment decisions
- Entering into a sale or distribution agreement for the Film;

- The cessation of all or a substantial part of our business or the dissolution of the Company
- If Jay T Schwartz, Julie Chase, George Brumder, or Detour Management, LLC purchases two of the Class A Shares, then they will have the simple majority and be able to control all of the matters that require a simple majority of the voting Shares.

However, certain matters will require a simple majority of the voting Shares. These matters are limited to:

- Amendments to the certificate of incorporation;
- The approval of a merger;
- Any additional offerings of shares in the Company;
- Selling all of Company's assets (other than as part of a film distribution arrangement).

In the event a Shareholder vote is required, Company will solicit electronic proxies from the Shareholders.

2. Economic Rights and Obligations:

The ownership of this Company shall be in the form of two classes of limited liability company interests ("Shares"): Common Shares and Class A Shares. The Company is authorized to issue 4,000 total Shares, comprised of 2,000 Common Shares and 2,000 Class A Shares. Only Class A Shares are being offered in this offering; no further issuances of Common Shares will be made as further described in the Operating Agreement.

At the end of any given fiscal year during which the Company is in operation, the Company will make allocations of all items of the Company's income, gain, loss, or deduction (via a "Schedule K-1," on Internal Revenue Service Form 1065), and distributions of cash, to its Members, in accordance with the terms of the Operating Agreement, and as summarized below.

Allocations of Profits and losses. At the end of each fiscal year during which the Company has operated, the Company will allocate (via Schedule K-1) the Company's net profits and losses (as further described in the Operating Agreement), as follows:

A. The Class A Shareholders are entitled to a "Priority Return" equal to the amount of their original investment plus 5%. Until the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be made 100% to the Class A Shareholders pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings.

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B. Once the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be allocated 50% to the Common

Shareholder, and 50% to the Class A Shareholders (pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings).

C. Distributions of Cash. In the event that the Company has produced a profit, then the Manager will calculate the cash distribution for the Shareholders. If the Manager determines that there is cash to distribute to the Shareholders, such distribution will be made as follows:

D. Until the Class A Priority Return has been fulfilled, all distributions of cash will be made 100% to the Class A Shareholders, pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings. NOTE THAT THE COMPANY IS NOT OBLIGATED TO MAKE A DISTRIBUTION OF CASH TO MEMBERS, EXCEPT AS SUMMARIZED BELOW. The Manager may decide to retain cash, in its sole discretion, as working capital to fund continuing operations or to make capital expenditures. However, the Company and Manager will be obligated to make a minimum distribution of cash to the Members in any given year in which the Company has produced a profit, in an amount not less than each Member's respective tax liability attributable to each such Member's allocated share of the profit.

E. Once the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be allocated 50% to the Common Shareholder, and 50% to the Class A Shareholders (pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings).

For example, if the Class A Shareholders have collectively invested $100,000 of capital in the Company, the Company made a profit in the first year of $100,000, and the Manager determined that there was $100,000 of cash to distribute, then first $100,000 of profit would be allocated to the Class A Shareholders,; once the Class A Priority Return was met, every dollar of profit would be allocated and distributed, respectively, 50% to the Common Shareholder and 50% to the Class A Shareholders (pro-rata amongst the class). **PLEASE NOTE THAT THE FOREGOING IS JUST AN EXAMPLE OF A POTENTIAL SCENARIO; NOTHING IN THIS EXAMPLE SHOULD BE CONSTRUED TO PREDICT OR PROMISE AN ACTUAL RESULT. THE COMPANY EXPECTS TO INCUR OPERATING LOSSES IN AT LEAST ITS FIRST YEAR OF OPERATIONS, AND POSSIBLY BEYOND.**

3. Restrictions on Transfer of Shares:

Significant restrictions have been placed on the transferability of Class A Shares. Class A Shares should be purchased only by persons with the financial ability to acquire and hold the Class A Shares as a long-term investment. Members shall not sell, transfer, assign, pledge, hypothecate, encumber, subject to a security interest or otherwise dispose of their Shares, or any part thereof, except by death or operation of law.

4. **The Company shall be dissolved/liquidated upon the earlier of:**

   A. Failing to meet Company's minimum capital requirements by the close of the offering.

   B. An election to dissolve the Company made in writing by the Manager.

   C. The sale, exchange or other disposition of all or substantially all of the assets of the Company.

   D. Acquisition by a single person of all outstanding interests in the Company.

5. **Election of Officers**

   Officers of the Company and Manager may only be selected by the president of the Manager. No election of officers will be conducted by the Company and Members will have no authority to select or elect officers of the Company or the Manager.

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Overview of Motion Picture Industry

The motion picture industry is a highly complex and competitive business involving both creative and commercial considerations with substantial risks. The industry consists of two principal activities: production, which involves the development, financing and production of motion pictures, and distribution, which involves the promotion and exploitation of completed motion pictures in a variety of media. Each entity involved in motion picture production and distribution is a separate business venture, with its own management and personnel, its own budgetary constraints, and its own method of producing or exploiting motion pictures. The motion picture industry has been and continues to be dominated by the "major" motion picture studios: Paramount Pictures, Warner Bros. (which includes New Line Pictures), Universal Pictures, Sony Pictures Entertainment (which includes both Columbia Pictures and Tri-Star Pictures), MGM-UA, Twentieth Century Fox and the Walt Disney Company (which includes Miramax). These major studios are large diversified entertainment concerns or subsidiaries of diversified corporations which have strong relationships with creative talent, exhibitors, and others involved in the entertainment industry, and whose non-motion picture operations provide stable sources of earnings that offset variations in the financial performance for their motion picture operations. The production of a motion picture traditionally takes place in four stages: development and finance, pre-production, principal photography and post-production. The following general description is intended to provide a basic overview of the industry to aid a potential investor in evaluating the merits and risks of investing in the Company.

Production

General. The business of acquiring, developing, producing and distributing movies involves several stages. Entertainment companies evaluate screenplays and programming

ideas on an ongoing basis. Depending on the proposed budget for a project and the availability of financing, a company will either (i) acquire the property and proceed to develop, produce and distribute it on its own, or (ii) option the property for a nominal fee and sell or license it to a studio, distributor or larger production company, potentially earning fees and profits depending on its level of involvement, or (iii) elect to act solely as a producer or distributor for the project, earning fees in that capacity (Manager does not anticipate and has no plans to be the distributor of the Film). After evaluating properties and selecting those in which to be involved, entertainment companies work with screenwriters to finalize scripts and screenplays, determine budgets for the projects, identify the methods and sources for financing, package the projects by assembling the talent, including actors, directors, editors and various production subcontractors, oversee the day-to-day filming and editing of the projects, and identify and negotiate with potential distributors, or market the products directly to exhibitors.

Early Stage Development. Early stage development involves the acquisition of pitches, ideas, articles, stories and scripts that are entertaining and commercially viable. These properties are then put into development. Writers are hired, screen stories are worked out and refined, and screenplays are either written or rewritten. When the screenplay has evolved sufficiently to the point where it is ready for pre-production, the project is packaged with talent and the presale process commences.

Development and Finance. Typically in the development stage, a producer will acquire the motion picture rights, or an option on such rights, to a literary property. If that property is not in script form, the producer will engage a writer to draft a screenplay of sufficient detail to present to directors, actors and financiers who may be interested in participating in the picture. At this point, if not already arranged, the producer must secure financing for the picture. Sources of financing include the major film studios, private investors, publicly or privately raised pools of film investment capital, pre-sales, including ancillary rights, and guarantees for United States theatrical distribution rights.

Traditionally, most feature length motion pictures have been financed by the major motion picture distribution companies which advance the entire cost of production of a picture and which recoup that cost, if at all, from the revenues generated by that company's distribution of the picture in all media. Although this traditional method of motion picture financing through "studio production" continues to exist, an alternative for smaller production companies is financing obtained either from private investors, from the "pre-sale" of distribution rights or through some combination of financing from both private investors and pre-sales. Pre-selling distribution rights enables a producer to receive an advance payment for licensing the right to exhibit or otherwise exploit a picture in one or more media in one or more territories, prior to the release of the picture. For example, a pre-sale might be made for the domestic territory (the United States and Canada) and a separate pre-sale might be made for all other foreign territories as a group or the foreign territories might be pre-sold on either a country-by-country basis or in various groups. The various media to which film rights may be pre-sold include theatrical exhibition, pay television exhibition, United States and Canadian network syndication

exhibition, foreign television exhibition, non-theatrical exhibition (e.g., exhibition in airlines, armed forces bases and education institutions), and DVDs.

Occasionally, a portion of the pre-sale advance may be paid upon execution of a pre-sale agreement or during production of the picture. More commonly, the entire advance is payable, sometimes in a series of installments, upon or following the delivery of the completed picture. In the latter case, the producer may attempt to assign its right to receive payment under a pre-sale agreement to a bank as security for a loan to be used in financing the picture. Institutional production financing is, however, generally difficult to obtain for smaller production companies.

A producer's ability to enter into advantageous pre-sale agreements depends upon many factors, including the quality of the screenplay, the director and the key actors of the picture. The producer's decision to attempt to obtain pre-sale agreements also depends on many factors, including the availability of alternative financing, the risk profile of his investor group, and the producer's expectations as to the success of the picture.

Under pre-selling arrangements, the distributors would provide financing in consideration for distribution rights in certain geographic areas, or would make payment commitments under the distribution agreements which could be pledged to financial institutions as collateral for loans to pay production costs. Entertainment companies may also enter into joint ventures with other industry partners to finance the development and production of projects, pursuant to which they would have a net profits interest and could earn additional compensation depending on the services provided by it. Actors and other talent for the Film may perform services in exchange for deferred compensation payable from the first gross revenues earned by the Film.

Manager has the right, but not the obligation, to raise additional equity capital or incur debt to further finance or capitalize the production or distribution of the Film. Manager and the Company do not expect that they will provide deficit financing for the Film, whereby either or both of them would provide funds equal to the difference between the Film's production costs and the fees received from pre-selling the Film in the United States. It is anticipated that this offering will provide all of the funds necessary for pre-production, principal photography, post production, and marketing, but not distribution, for the Film. However, there is no assurance that Manager or the Company will have adequate capital or financing for the Film. See "RISK FACTORS."

Pre-Production. If, through prospective audience analysis, it is determined that a screenplay has the potential for a commercial motion picture, the pre-production phase will commence. Through a competitive sourcing process, several production companies will provide detailed budgets and these figures will be used as a component in determining the offering amount for funding of the Film. If the offering is successful, the Manager will then decide which production company will produce the Film. The selected company will be contractually responsible for hiring key personnel (including the director, principal cast, and production personnel), determining production locations and shooting schedules, creating a "story board" for the screenplay, revising the screenplay,

and refining the budget. The production company will only undertake these costly activities if the Film offering is successful and the Film is funded.

Principal Photography. Principal photography is the contractual responsibility of the production company and consists of the actual filming of a motion picture. During this phase bad weather at locations, the illness of a cast or crewmember, the failure to capture on film all of the elements suggested by the screenplay, disagreements with local authorities or labor unions and other problems may occur which may delay production and increase costs. Even if principal photography proceeds according to the schedule and budget, the daily footage may reveal that, for artistic or commercial reasons, some re-takes of scenes not provided for in the budget are desirable. Although a motion picture's budget typically has a reserve for contingencies, this reserve may be insufficient and insurance coverage, if any, may be inadequate to cover the additional costs of re-shooting. While most motion pictures reaching this stage are completed, it is nevertheless possible that funds in excess of the budgeted amount become necessary but are not available. Even if additional funds are available, a producer may decide to abandon a project for commercial or other reasons during principal photography.

Post-Production. During the post-production stage, the picture is edited, music and sound effects are synchronized with the motion picture, special effects are added, and the motion picture is brought to a completed form known as an "answer print." Problems may arise in the editing, it may become apparent that additional photography is needed, or costs may be greater than anticipated. Motion pictures reaching this stage, however, are generally completed.

Distribution

The management of Manager and the Company will employ their best efforts to sell the Film and all ancillary rights in all available markets. The Company will not raise distribution funds through the offering and anticipates selling the Film shortly after production has been completed. By using IS's technology and services to provide broad audience access to the production of the Film, the Company believes that the Film will be attractive to the existing distribution network, since the ultimate distributor will have an abundance of relevant market data from which to base their buying decision.. Manager does not anticipate and has no plans to distribute the Film.

Domestic Theatrical Distribution. Theatrical distribution and marketing of motion pictures involves licensing the right to exhibit motion pictures on a rental basis to theaters, the creation and dissemination of advertising and publicity, accounting, billing, credit and collection, the manufacture, inspection and dissemination of prints used in exhibition, and the maintenance, delivery, storage, inspection and repair of such prints.

Generally, distributors and exhibitors (theater owners) will enter into agreements whereby the exhibitor retains a portion of the "gross box office receipts," which are the admissions paid at the box office. The balance (i.e., gross film rentals) is remitted to the distributor. Frequently, exhibitors and distributors must negotiate as to the appropriate

percentage to be remitted to the distributor, which may delay payment of the gross film rental to the distributor.

The terms of agreements between producers and distributors vary widely depending upon the perceived potential of a film and the relative bargaining strength of the parties. Generally, the distributor is at risk for its distribution expenses and any guaranteed license payments made by it to the producers. Deals are generally structured so that the distributor retains a distribution fee based on a percentage of gross film rentals and recoups the costs incurred in distribution of the Film (including costs of prints, advertising and promotion, shipping and accounting). The balance of the gross film rentals goes to the producer, who divides it according to agreements with his financiers and others. Under certain types of distribution agreements, the producer is entitled to a percentage of gross film rentals at the same time as the distributor is recovering its distribution fees and costs.

Once a feature film is completed, the Company plans to sell, either directly or through a sales agent, all U.S. distribution rights as soon thereafter as practicable, although no assurance can be given that this will occur. If a domestic sale of theatrical rights can be accomplished, it may yield advantages to the Company. For example, a sale to a well-known U.S. studio or independent distributor may facilitate any remaining sales in foreign territories and may increase the value of the remaining foreign rights as many foreign distributors perceive that significant U.S. distribution of a feature film serves to advertise and promote the Film in their foreign territories. The viability of a domestic theatrical sale will depend on the quality of the Film's production value, as well as the perceived value of the package of cast, budget and genre. If the Company is unable to license the domestic rights to a major studio, it may seek to distribute through an independent distributor. If the Company is able to select among multiple proposals for domestic distribution arrangements, it may consider numerous factors, including but not limited to the amount of advance, if any, the distributor's reputation, the distributor's enthusiasm for the Film, the distributor's proposed marketing campaign, and the amount of print and advertising commitments. If the Company is required by circumstance to parcel out rights in domestic media to multiple distributors, it will seek to maximize the value of each right in the Film. If the Company is unable to secure a theatrical release for the Film, the Company may attempt to license DVD, television and other domestic rights to separate, specialized distributors. There is no assurance that separate licenses will be negotiated for DVD, cable or free television, or if any such agreements will be obtained.

Foreign Theatrical Distribution. Foreign theatrical distribution rights may be licensed along with domestic theatrical rights or may be licensed on a territory-by-territory basis. In the latter case, the owner of the Film usually receives an advance, or "minimum guarantee," against a negotiated percentage of gross film rentals from each territory. The owner generally does not receive any share of the foreign gross film rental until the foreign distributor's fees and expenses are recovered and the advance recouped.

The Company may attempt to pre-sell certain foreign distribution rights in the Film to reduce the potential risk, or may retain a sales agent to make such sales for it. A foreign

pre-sale is a sale of foreign rights made to a foreign distributor at any time before the Film is completed. In the pre-sale market, foreign buyers typically calculate their purchase price based on the quality of the on screen talent, the marketability of the genre, the overall budget, and the producer's reputation. These buyers often make pricing decisions based on recognizable names of movie stars, genre, and budget, as well as whether the Film had obtained a commitment for a U.S. theatrical release. Accordingly, the Company's ability to obtain a U.S. theatrical release for the Film will have a material impact on the value of the Film in the foreign markets.

Because the Film will be incomplete at the time of a pre-sale and the quality for the finished product is therefore uncertain, a foreign buyer will typically purchase the Film for a lower price than such buyer would for a finished film. Nevertheless, a pre-sale contract, if obtained, guarantees that the Company will receive certain revenues and thus, the pre-sale mitigates some of the risk that the finished Film does not meet market expectations. The Company may attempt to pre-sell certain territories prior to the completion of post-production activities on the Film, or retain a sales agent to represent the Company in such sales. Prospective investors in the Company should note that the foreign distribution market for American films has been slow during the past few years, and there is no assurance that the foreign market will revive in the foreseeable future.

Foreign and Domestic Ancillary Markets. Due to the increase in revenues from cable/pay television, home DVD and other ancillary markets, domestic theatrical exhibition has accounted for a declining percentage of the income earned by the majority of films. Nevertheless, the box office performance of a picture is often critical to its value and success in all other markets.

Television. In the United States, broadcast rights are granted to networks such as NBC, ABC, CBS, or Fox for exhibition by all of the network's affiliates. Syndicated rights include rights granted to individual local television stations or groups of stations. Pay television rights include rights granted to cable, direct broadcast satellite, microwave and other services paid for by subscribers. The right to license a motion picture to the television markets may be granted to domestic or foreign theatrical distributors. Television rights are generally licensed first to pay television, such as HBO, Cinemax and Showtime, for an exclusive exhibition period approximately 12 to 18 months after a motion picture's initial theatrical release. Television rights then may be licensed to broadcast network television for a specified number of runs during an exclusive exhibition period, usually 24 to 36 months after the initial theatrical release. Television rights then may be licensed to pay television again, and finally syndicated to independent stations (approximately 42 to 84 months after the initial theatrical release). Not all films are suitable for network television exhibition due to subject matter, editing requirements and other factors. With the increasing market role of pay television, the number of films licensed for and fees generated from network television have decreased significantly in the last few years. Pay television revenues, in many cases, have more than made up for this decline, with substantial license fees based either on a fixed fee or per- subscriber basis. The number of television broadcasters in Europe is currently expanding.

Home Video/DVD. A motion picture typically becomes available on home DVD for purchase or rental by consumers approximately six months after its initial theatrical release; however, this window is beginning to close. Furthermore, with the advent of Netflix and self distribution models (e.g., IndieFlix), it is difficult to determine how the recent changes in the market will impact the Film. Since self distribution is now possible, more films are being produced, or at least distributed. This creates a more crowded marketplace, but also one in which Company could possibly distribute the Film in the event no distribution agreement were reached with a distributor.

Ancillary Markets. In addition to the distribution media and markets described above, the owner of a film usually licenses the right to non-theatrical uses to distributors who in turn make the Film available to airlines, hotels, schools, oil rigs, public libraries, prisons, community groups, the armed forces, ships at sea and others, as well as the right to license the performance of musical works and sound recordings embodied in a motion picture, including public performance and sheet music publication. Rights may be licensed to merchandisers for the manufacture of products such as video games, toys, T-shirts, posters and other merchandise. Rights may also be licensed for novelization of the screenplay and other related book publications. Alternative forms of filmed entertainment have become available, including expanded pay and basic cable television, video on demand, pay-per-view programming and home entertainment equipment, recognizing the most recent technological developments and shifting consumer tastes, it is not possible to predict what effect these changes will have on the potential overall revenue for feature-length motion pictures.

Cash Flow

In making a film, cash outflows occur well in advance of returns. This is due to the significant costs of producing and distributing a film and the fact that such costs are usually incurred at the initial phase of film production. Typically, investors cannot expect to receive a return on their investment prior to the elapse of approximately one year after the completion of the principal photography. Cash revenues are derived separately from each market in which the film has been released. The revenues from release of the film in the domestic theatrical market (if applicable) typically begin when the distribution contract is closed (the advance, if any, is paid at this time) and typically continue for approximately 18 months after the theatrical release of the film. Approximately 80% of the revenues, if any, are received within the first 12 months of release. For the home video market, revenues, if any, begin about six months after the theatrical release of the film and continue for up to 24 months.

The pay television market opens up approximately 12 months after domestic theatrical release and lasts about six months, with all cash revenues, if any, from this market occurring in that time period. The network television market follows the pay television market. Inflows from network television can last from the 25th month to the 60th month. Approximately 80% of the revenues, if any, are received between months 25 and 48, with the remaining 20% being collected over the last year. Traditionally, the final market to be exploited is worldwide television syndication which commences after the network

television market. This market typically lasts between 61 and 96 months with approximately 70% of the revenues, if any, occurring between months 61 and 84. The above is a synopsis of revenue patterns based on industry standards in the various markets in which films are exhibited and no representation is made that the revenues for the Film, if any, will conform to the pattern discussed within.

Ancillary Rights. Soundtrack recordings, merchandising, and non-theatrical distribution and exploitation of other ancillary rights can provide additional income for the Company. The management of Manager will attempt to generate revenues from all ancillary rights held by the Company.

Subsequent Productions. If the Film is extremely successful, opportunities may arise to license the right to make subsequent productions based on the Film. These subsequent productions may include sequels, remakes and/or television spin-offs. The management of Manager, in its sole discretion, will either cause the Company to participate in the production or exploitation of subsequent productions or license the right to make such subsequent productions.

Co-Productions and Joint Ventures. In a co-production, companies join forces to shoulder the financial costs of developing and producing a project. This can be extremely desirable in many cases, particularly where the budget and developmental costs of a project are too large for one company to comfortably bear. By partnering, both companies are able to participate in a larger, higher profile project with a higher upside and a downside that is mitigated. The other major benefit of a co-production is being able to take advantage of another company's relationships. It may not be possible, for instance, for one company to obtain a project financed on its own because it lacks access to the appropriate talent or buyers for that specific project. By partnering with a company that has the necessary access, however, the appropriate talent can be attached to the project, the necessary pre-sales can be finalized, and the project can be financed and produced.

Distribution Strategy. The Company intends to (i) contract to produce the Film with an established production company, and (2) either sell the entire Film (a "negative pick-up deal") or enter into a variety of distribution arrangements with one or a number of distributors. Film sales are generally driven by cast and genre. Because a domestic theatrical release has a major impact on foreign revenue, the Company will also endeavor to choose quality talent that will generate domestic interest in a theatrical release. Since quality talent can be expensive, and name actors often need hold money or pay or play deals, development money is a crucial element of successful packaging and successfully implementing this domestic strategy.

The distribution of films is accomplished by marketing them to exhibitors in trade shows and by other direct marketing methods. Foreign and domestic distribution rights for films are sold in organized film markets such as the American Film Market ('AFM"), MIFED, Cannes, MIPCOM and MIP Asia. At these markets, domestic and foreign distributors buy film rights to exhibit films in the 47 separate worldwide territories, including the

United States and Canada. These distributors typically purchase such film rights from sales agents, or in some cases, from production companies.

Distribution agreements typically provide that the distributor will pay the print and advertising costs incurred in marketing a film, and will in return receive reimbursement of its costs from the first gross revenues earned by the film, as well as an interest in the gross revenues or net profits from the film. Manager, as the Manager of the Company, will determine the terms and conditions of distribution agreements entered into by the Company.

Film distributors who sub-license Film from the Company may give minimum guarantees for sales volumes and commit to pay a minimum amount regardless of actual sales. Foreign distributors often pay a fixed price up front and collect all gross revenues from the exhibition of a film in their territory for their own account. Full-length motion pictures can be distributed to television stations, cable television operators and home video sales and rental companies, as well as to airlines, hotels, schools, libraries and other potential licensees. Depending on the terms of particular production or distribution agreements, the Company may retain the right to participate in the exploitation of all of the ancillary rights relating to the Film, including the right to produce and distribute home videos, CD-ROM programs, interactive games, soundtracks and other applications based on the screenplay.

Market For Independent Productions. Generally, budgets for the independently financed features fall into the $250,000 to $10 million range versus $50 to $150 million for the big budget films. As with the movie industry in general, a substantial number of independently financed feature films are not commercially successful for a variety of reasons, including but not limited to lack of audience or exhibitor acceptance and insufficient capital. Furthermore, the Film expected to be financed by the Company is likely to have a more limited theatrical release than higher budget films, or a release for television. The gross revenue potential for motion pictures which have a more limited release without famous talent may be substantially less than for motion pictures that have a broad theatrical release. See 'RISK FACTORS."

The distribution of a film generally takes two to three years to run through all the markets in every territory, from theatrical to pay-per-view to home video, and then airlines, hotels network, cable and syndicated television. A film may be shown on numerous occasions at different times on various television stations. The timing of a television series, if any, based on the Film would depend on the availability of financing and the willingness of an exhibition to license and broadcast it. See RISK FACTORS."

Competition

The entertainment industry is intensely competitive. The competition comes from companies within the same business and companies in other entertainment media which create alternative forms of leisure entertainment. Manager and the Company compete with several "major" film studios (the Walt Disney Company, Paramount Pictures

Corporation, Universal Pictures, Columbia Pictures, Tri- Star Pictures, Twentieth Century Fox, Warner Brothers, Inc. and MGM/UA) which are dominant in the motion picture industry, as well as numerous independent motion picture and television production companies, television networks and pay television systems. These companies compete for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel, and production financing. Many of the organizations with which Manager and the Company compete have significantly greater financial and other resources than does the Company and Manager.

There can be no assurance of the economic success of any entertainment project since the revenues derived from the production and distribution of motion pictures (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon their acceptance by the public, which cannot be predicted. The Film will compete for audience acceptance and exhibition outlets with motion pictures, television shows and other programs produced and distributed by other companies. As a result, the success of any film is dependent not only on the quality and acceptance of that particular film, but also on the acceptance of other competing films released into the marketplace at or near the same time.

The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative and competing forms of leisure time entertainment, including pay/cable television services and home entertainment equipment such as DVD, video games and computers. Such technological developments have also resulted in the creation of additional revenue sources through the licensing of rights with respect to such new media, and potentially could lead to future reductions in the costs of producing and distributing motion pictures. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

Government Regulation

In 1994, the United States was unable to reach agreement with its major international trading partners to include audiovisual works, such as television programs and motion pictures, under the terms of the General Agreement on Trade and Tariffs Treaty ("GATT"). The failure to include audiovisual works under GATT allows many countries (including members of the European Union, which consists of Belgium, Denmark, Germany, Greece, Spain, France, Ireland, Italy, Luxembourg, the Netherlands, Portugal and the United Kingdom) to continue enforcing quotas that restrict the amount of American programming which may be aired on television in such countries. The Council of Europe has adopted a directive requiring all member states of the European Union to enact laws specifying that broadcasters must reserve a majority of their transmission time (exclusive of news, sports, game shows and advertising) for European works. The directive does not itself constitute law, but must be implemented by appropriate

legislation in each member country. In addition, France requires that original French programming constitute a required portion of all programming aired on French television. These quotas generally apply only to television programming and not to theatrical exhibition of motion pictures, but quotas on the theatrical exhibition of motion pictures could also be enacted in the future. There can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that countries with existing quotas will not more strictly enforce such quotas. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially and adversely affect the business of Manager and the Company by limiting their ability to fully exploit the Film internationally and, consequently, to further finance the Film, if necessary.

Distribution rights to motion pictures *are* granted legal protection under the copyright laws of the United States and most foreign countries. These laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works, subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended. Manager plans to take appropriate and reasonable measures to secure, protect and maintain or obtain agreements to secure, protect and maintain copyright protection for the Film under the laws of applicable jurisdictions, Management is aware of reports of extensive unauthorized misappropriation of DVD rights to motion pictures. Motion picture piracy is an industry-wide problem. The Motion Picture Association of America, an industry trade association (the "MPAA'), operates a piracy hotline and investigates all reports of such piracy. Depending upon the results of such investigations, appropriate legal action may be brought by the owner of the rights. Depending upon the extent of the piracy, the Federal Bureau of Investigation may assist in these investigations and related criminal prosecutions.

Motion picture piracy is an international as well as a domestic problem. Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and the former Eastern bloc countries. In addition to the MPAA, the Motion Picture Export Association, the American Film Marketing Association and the American Film Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the United States government has publicly considered trade sanctions against specific countries which do not prevent copyright infringement of United States produced motion pictures. There can be no assurance that voluntary industry embargoes or United States government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that the Company realizes from the international distribution of the Film depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the entertainment industry (including Manager and the Company) may continue to lose an indeterminate amount of revenues as a result of motion picture piracy.

The Code and Ratings Administration of the MPAA assigns ratings indicating age-group suitability for theatrical distribution of motion pictures. The Company and Manager will follow the practice of submitting the motion pictures for such ratings. United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of programs which may restrict in whole or in part theatrical or television exhibition in particular territories. Management's current policy is to produce the Film for which there will be no material restrictions on exhibition in any major territories or media. This policy often requires production of "cover" shots or different photography and recording of certain scenes for insertion in versions of a motion picture exhibited on television or theatrically in certain territories.

There can be no assurance that current and future restrictions on the content of the Film may not limit or affect Manager's and the Company's ability to exhibit them in certain territories and media.

Employees

The Company has no employees and does not expect to have any employees in the future. The Company was created to develop and produce the Film and therefore does not have an operating history. Furthermore, Company will not be involved in the production of any other films, and will therefore be wound down if and when a sale of the Film is completed or Manager otherwise elects to wind down Company. Manager does not maintain a substantial staff of creative or technical personnel. Management of Manager will contract for industry talent on an as-needed basis. Manager maintains a small core staff which management believes is sufficient to conduct Manager's current business activities, and the Company's initial business operations.

Property

Neither Manager nor the Company owns or operates sound stages or related production facilities, generally referred to as a "studio", and do not have the fixed payroll, general and administrative and other expenses resulting from ownership and operation of a studio. Management believes that sufficient motion picture properties, creative and technical personnel (such as screenwriters, directors and performers), production and editing facilities and laboratories are available in the market at acceptable prices to enable Manager and the Company to develop the Film as they currently plan, at the level of commercial quality that they require. The Company operates out of a live/work space located at 2214 N. 43rd Street, Seattle, WA 98103. The property is owned by Jay T Schwartz and does not charge Company rent. The Company uses this space as a general office. No web hosting or film production related activities are conducted at this site nor will such activities ever be conducted at the site. The live/work space is suitable for carrying out day-to-day general office functions, such as conducting meetings, telephone conferences, and utilizing PCs and a fax machine. Company and Manager do not plan on renting a production or editing suite. Production and editing will be the responsibility of a third party that has yet to be selected by Manager. After the offering threshold is met, if

at all, Manager will source/bid production services in the Seattle open market. The selection process for a production company is expected to last no longer than 4 weeks.

Independent Consultants

The Manager and the Company may utilize independent third party ~~or affiliated~~ consultants, unaffiliated with Company, to assist with the production and marketing of the Film. A conflict of interest may arise with the consultants since ~~the consultants are rendering advice and earning compensation from the Company.~~ t~~T~~hese consultants may also be performing services for other entertainment companies or affiliates of Company and may not be devoting their time exclusively to the Company's business. At this time, no independent consultants are working for Company or any Company affiliate. ~~Any evaluations made of the Company, Manager or the Film by paid consultants should not be considered independent evaluations by disinterested parties.~~

CONFLICTS OF INTEREST

The Company is subject to certain conflicts of interest arising from its relationship with the Manager and its officers. The agreements and arrangements among the Company, the Manager, the Manager's officers, and certain third parties have been established by the Manager and are not the result of arm's-length negotiations. The following includes all of Manager's material conflicts of interest:

Manager's Other Activities

The Company and the Class A Shareholders will not have any ownership in the Manager. Furthermore, the Manager's officers and selected third parties, and affiliates, including IS, will have conflicts of interest in allocating management time, services, and functions between various existing and future films which it may organize, as well as other business ventures in which they are involved. The Manager's officers believe that they have sufficient resources to fully discharge their responsibilities to the Film's activities.

Third Party Compensation and Reimbursement to Manager

All third parties, but not affiliates of the Company, including IS, or the Manager, will be paid compensation and be reimbursed expenses incurred by them in connection with the offering of the Class A Shares and the production and sale of the Film. These third party compensation arrangements have been determined on the basis of arm's length negotiations between independent parties. The Manager believes that selected third parties' compensation arrangements will be comparable to other parties rendering similar services in the industry. The Company shall reimburse the Manager for all out-of-pocket

expenses incurred by the Manager and paid to non-affiliated third parties in conducting the Company's business, and all disbursements to third parties made and obligations incurred on behalf of the Company to third parties, including items such as the Company's legal and marketing expenses and other costs and expenses incurred in the operation of the Company's business.

Competition with the Company

The Manager's officers may engage for their own account in other business ventures, including developing, producing and marketing full length motion pictures and other entertainment programming. The Manager's officers may therefore compete with the Company for audiences, talent, distributors, production personnel, literary properties, exhibitors, and other elements of the entertainment business. Neither the Company nor any Shareholder will be entitled to any interest in other business ventures engaged in by the Manager's officers.

Transactions Manager's Discretion

The Manager will manage the day-to-day business of the Company and will participate in the development of the Film. A conflict of interest will arise by virtue of the Manager being the manager of the Company and a party to distribution, production, or other agreements for the Film with the Company or of other companies with which the Company is expected to conduct business. The Company may obtain loans from and engage in other transactions with third parties selected by the Manager. ~~Such agreements with the Manager' officers may not be arms-length transactions.~~ The Manager, in accordance with its fiduciary responsibilities to the Company, will cause such transactions to be on terms which are fair to the Company.

Independent Consultants

The Manager and the Company may utilize independent ~~or affiliated~~ consultants, unaffiliated with Company, to assist with the production and marketing of the Film. A conflict of interest may arise with the consultants since ~~the consultants are rendering advice and earning compensation from the Company. T~~these consultants may also be performing services for other entertainment companies or affiliates of Company, and may not be devoting their time exclusively to the Company's business. ~~Any evaluations made of the Company, Manager or the Film by paid consultants should not be considered independent evaluations by disinterested parties.~~

Lack of Representation

Legal counsel for the Manager will not represent the Company or the Class A Shareholders. Each investor should accordingly consult with and rely on his own counsel regarding any investment in the Class A Shares. Should a dispute arise between the Company and the Class A Shareholders or the Manager, the Manager will cause the Company to retain separate counsel for such matters.

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FIDUCIARY DUTY OF MANAGEMENT

The Manager is accountable to the Company as a fiduciary and consequently must exercise good faith and integrity in handling the Company's affairs. Where the question has arisen, courts have held that an investor may institute legal action: (i) on behalf of himself and all other similarly situated investors (a class action) to recover damages for a breach by a manager of the manager's fiduciary duty; or, (ii) on behalf of the company (a company derivative action) to recover damages from third parties. In addition, (i) investors may have the right, subject to procedural and jurisdictional requirements, to bring company class actions in courts to enforce their rights under federal securities laws; and, (ii) investors who have suffered losses in connection with the purchase of their interests may be able to recover for such losses from a manager where such losses resulted from the manager's violation of the anti-fraud provisions of the federal securities laws. Since the foregoing summary involves a rapidly developing and changing area of the law, investors who believe that a manager has breached its fiduciary duty should consult with their own counsel.

The Company must, upon request, give to any Shareholder or his legal representative, complete information concerning the Company's affairs, and each investor and his legal representative may inspect and receive a copy of the Company's books and records, via email upon ten (10) business days advanced written notice.

The Manager may not be liable to the Company or Class A Shareholders for errors in judgment or other acts or omissions not amounting to fraud, bad faith, or gross negligence, since the Operating Agreement provides for indemnification of the Manager under certain circumstances. Accordingly, purchasers of Class A Shares may have a more limited right of action than they would if such limitations were not contained in the Operating Agreement.

TO THE EXTENT THAT THE INDEMNIFICATION PROVISIONS PURPORT TO INCLUDE INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS CONTRARY TO PUBLIC POLICY AND THEREFORE UNENFORCEABLE.

MANAGEMENT

General

Detour Management, LLC is the Manager of the Company. The Manager will have the responsibility and authority for the day-to-day management of the Company and overseeing the acquisition, financing, and development of the Film.

Officers of the Manager

The following table sets forth certain information with respect to the Manager's officers on 02/18/08.

Name	Age	Position (within Manager of Company)
Jay T Schwartz	43	President
George R. Brumder	35	Vice President of Finance and CFO
Julie L. Chase	35	Vice President of Marketing

Jay T Schwartz | President

Jay T Schwartz is the president of the Manager that is responsible for the production of the Film. Mr. Schwartz is also the founder and president of IndieShares, LLC where he is responsible for developing and overseeing the strategic direction of the business. Mr. Schwartz has a long career in new business development, venture capital financing, and strategic sourcing (concentrating in financial and technology acquisitions) for Fortune 500 companies, including ADP, Intel, Nike and Washington Mutual. In 1994, Mr. Schwartz founded, and later sold, SlopeSide Brewing Company, which under his direction became the largest self-distributed brand in Illinois. Mr. Schwartz is also a retired Army Reserve officer, most recently having served as the Senior Defense Counsel in the Pacific Northwest.

Mr. Schwartz earned his B.A. degree from The State University of New York at Albany and his J.D. degree from The John Marshall Law School. He also studied at the Northwest FilmCenter in Portland, Oregon, where he directed and produced three short films: *The Boxer Genius, Art of a Thief,* and *The Day Trader.*

Employment history over the past 5 years:

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Nov 2002-Present Seattle, WA
Washington Mutual Bank, First Vice President
Responsible for Strategic Sourcing contracting team and New Business Development.

Sept 2005-Present Seattle, WA
IndieShares, LLC, President
Responsible for the overall direction and management of IndieShares.

June 2006-Present Seattle, WA
Detour Management, LLC, President

Responsible for the management of Company

Jan 2002-Nov 2002 Portland, OR
United States Army Reserve, Major
Provided legal support for operations "Noble Eagle, and "Enduring Freedom"

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George Brumder | Vice President, Finance

George Brumder is the vice president of finance of the Manager. He is responsible for all aspects of finance and accounting, including capital structure, project financials, statistical modeling, and data analysis. Mr. Brumder brings an extensive career in commercial finance, primarily in investment and commercial banking, and most recently in strategic corporate finance for a Fortune 100 company.

Mr. Brumder earned his B.S. degree from the University of Oregon and his M.B.A. degree from the Stern School of Business at New York University. While at Stern, Mr. Brumder served as Vice President of Finance for the Study Body and for the Technology and New Media Group.

Employment history over the past 5 years:

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July 2003-Present Seattle, WA
Washington Mutual Bank, Vice President
Responsible for providing strategic finance support to the Enterprise Spend Management and New Business Development groups.

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Sept 2005-Present Seattle, WA
IndieShares, LLC, VP Finance, CFO
Responsible for managing all finance and accounting activities.

June 2006-Present Seattle, WA
Detour Management, LLC, VP Finance, CFO
Responsible for managing all finance and accounting activities.

Sept 2001-June 2003 New York, NY
New York University, MBA Student
Pursued and received an MBA concentrating in finance.

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Julie Chase | Vice President, Marketing

Julie Chase is the vice president of marketing of the Manager. She is responsible for developing and managing communications, advertising, marketing programs, media

relations, graphic design and special events. Ms. Chase brings more than six years of marketing and press relations experience from consumer, high-technology, and legal industries. Prior to her marketing career, she worked for Japan's Ministry of Education.

Julie earned her B.A. degree from Lewis & Clark College in Portland, Oregon. She also attended Hokusei Gakuen University in Sapporo, Japan. Ms. Chase volunteers at the Youth Tutoring Program in Seattle.

Employment history over the past 5 years:

Sept 2005-Present Seattle, WA
IndieShares, LLC, Vice President of Marketing
Responsible for all marketing activities.

June 2006-Present Seattle, WA
Detour Management, LLC, VP Marketing
Responsible for managing all marketing activities.

April 2004-May 2006 Seattle, WA
Lexis Nexis/Applied Discovery, Marketing Manager
Responsible for events and online and offline marketing activities.

July 1999-April 2004 Portland, OR and Seattle, WA
Intel, Inc., Marketing Manager
Managed marketing activities relating to the consumer products division and Intel's Innovation in Education program.

Prior and Future Performance

Company has been specifically formed to produce the Film in accordance with the business decisions of the Manager. It is not foreseen that Company will have any other purpose in the future other than to exploit the Film.

MANAGEMENT COMPENSATION

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Officer Of Manager	Capacity in Remuneration was Received	Aggregate Remuneration
~~Jay Schwartz~~Jay T Schwartz, President	Common Shareholder	6~~67~~80 Common Shares
George Brumder, VP Finance and CFO	Common Shareholder	66~~6.5~~0 Common Shares

Julie Chase, VP Marketing	Common Shareholder	666.50 Common Shares

Jay T Schwartz, George Brumder, and Julie Chase are the only officers and members of Manager. Manager will not admit any additional members or officers. The Manager will only receive compensation in its capacity as the Common Shareholder. This means that the Manager's compensation is contingent upon the Film being profitable. No cash or non-cash compensation was paid to Jay T Schwartz, Julie Chase, or George Brumder during the last fiscal year. Pre-offering, the Common Shares have a tangible net book value of $72,525. This figure is comprised of $72,500 in Promoter Services Contributions. The manner in which cash could be distributed amongst the Class A and Common Shareholders is summarized in an example immediately below:

EXAMPLE:, FOR ILLUSTRATIVE PURPOSES ONLY. THE RESULTS SHOULD NOT BE CONSTRUED AS REALIZABLE:

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If the Class A Shareholders have collectively invested $100,000 of capital in the Company, and the Film was sold for $200,000, the first $100,000 of distributable cash would be allocated to the Class A Shareholders (pro-rata amongst the class). The Class A Shareholders would then receive their Priority Return (an additional 5%); once the Class A Priority Return was met, every dollar of distributable cash would be allocated and distributed, respectively, 50% to the Common Shareholder and 50% to the Class A Shareholders (pro-rata amongst the class).

Film Sale:	$200,000
Class A Priority Return:	$105,000
Profit:	$95,000
50/50 Split between Class A and Common:	$95,000

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For clarity, neither Jay Schwartz, Julie Chase, nor George Brumder will receive any form of compensation for their services other than in their capacity as officers of Manager, the sole Common Shareholder.

TERMS OF THE PLACEMENT

Securities Offered

The Company is offering 2,000 Class A Shares of limited liability interests in the Company for a purchase price of $50.00 per Class A Share with a minimum purchase requirement of 2 Class A Shares ($100). The maximum aggregate offering is $100,000. The Company will have the unrestricted right to reject tendered subscriptions for any reason, in the event the Class A Shares available for sale are oversubscribed, they will be sold to those investors subscribing first, provided they satisfy the applicable investor suitability standards, if any.

Subscription Period

The offering of Class A Shares will terminate on 07/02/08, unless the Company extends the offering for up to an additional 60 days (the 'Sales Termination Date"). The Sales Termination Date may occur prior to 07/02/08 if subscriptions for the maximum number of Class A Shares have been received and accepted by the Company before such date. Subscriptions for Class A Shares must be received and accepted by the Company on or before such date to qualify the subscriber for participation in the Company.

Subscription Procedures

The purchase price for the Class A Shares will be payable in full upon subscription. All subscription funds which are accepted will be deposited directly into the Company's segregated impound account. No funds will be deposited into the Company's business account, and no Class A Shares will be actually and legally issued, until the minimum capitalization of Company has been met and subscription funds have been released from the impound account. The minimum capital raise in this offering for Company is $100,000. Subscribers will be admitted into the Company as Class A Shareholders, and the Class A Shares shall be issued to such Class A Shareholders, when the minimum $100,000 amount has been raised. The Company's operating account will be managed by the Manager which will collect Company subscription funds and revenues and disburse Company distributions and expenditures. The officers of Manager have the right, but not the obligation, to purchase Class A Shares for their own account. All investment funds collected by Manager will be directly placed into an impound account, established and subject to an "Impound Agreement".

A completed and signed Subscription Agreement must be electronically submitted to Company on its web site. Payment for subscriptions may only be made via MasterCard or Visa debit or credit card. No other form of payment will be accepted. The total card transaction processing fees charged by Washington Mutual, MasterCard, or Visa will amount to 5% of the purchase price, ~~will~~ be added to all subscription payments for Shares, and are non-refundable. In the event the offering threshold is not met within the offering period, or any extended offering period, all funds will be promptly returned to investors, including interest and no additional fees will be charged. Interest will be paid to subscribers for the period funds were held in the impound account. Upon Company's acceptance of a subscription, electronic confirmation, only, of such acceptance will be sent to the subscriber.

The terms of the subscription agreement expressly state that the investor appoints Detour Management, LLC as the investor's attorney-in-fact with power and authority to act in the undersigned's name and on the undersigned's behalf to execute, verify, acknowledge, deliver and file the Operating Agreement for the Company. The investor will be electronically prompted and asked if they ~~have read, understand, and~~ agree with the terms and conditions of this Offering Circular, the Operating Agreement, and the Subscription

Agreement. Each of these documents will be available for downloading and printing. Only after the investor has verified that they are in agreement with the aforementioned documents, will the order for Shares be processed.

Suitability Standards and Accredited Investors

Company will have a minimum investment amount for Class A Shares of $100 and not accept subscriptions for Class A Shares by any individual investor over $2500. Company will not apply investor suitability standards and is not required to do so in the states of CA, WA, and NV under Regulation A. Notwithstanding the foregoing, if any jurisdiction requires Company to apply one or a number of suitability restrictions, Company can use a variety of technological filtering techniques to comply with such jurisdictions' requirements. For example, if a state requires purchases no greater than a specific dollar amount, Company can comply by not allowing purchases over such dollar amount from residents of that particular state. Regulation A and the corresponding state regulations do not require that investors be accredited, and therefore such a suitability restriction shall not be applied.

PLAN OF DISTRIBUTION

The Class A Shares are being offered by the Company on an all or none basis by the officers of the Manager. The Company, under Regulation A and corresponding state regulations, is permitted to generally solicit, meaning the use of advertising mediums, such as print, radio, TV, and the internet, investors for the offering. Company plans to use only the internet through a variety of existing internet advertising mechanisms, such as adwords and search engine optimization. IS will also generally advertise its entertainment and technology services on the internet using similar mechanisms. As a result, internet traffic will arrive at the IS site and visitors can be directed to the Company's website sector if they desire additional information related to Company's offering. A prospective investor may enter the Company website and select from the navigation bar that they would like to purchase shares in Company. The prospective investor will then be prompted and asked if they have read, understand, and agree with the terms and conditions of the Subscription Agreement, all of which are available for download and printing. Once the prospective investor agrees with the subscription terms, they will be able to enter the number of shares they would like to purchase, up to $2500 (in the aggregate). Only investors from those states where the securities are registered will be permitted to invest. Those not residents of the states where the securities are registered will not be able to enter the investment area of the Company website. Investments will be processed on a first come first served basis, up to the offering threshold of $100,000. After that, the investment system will automatically shut down and no other prospective investors will be permitted to enter the investment area of Company's website. All investment payments will be made via credit or debit card.

EFFECT OF NET PROFIT SHARING MODEL, PROMOTER SERVICES CONTRIBUTIONS, NET TANGIBLE BOOK VALUE

(Collectively satisfying the disclosure requirements of Item 3(b) of Model B of Form 1-A)

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Since the Class A Shares have a Priority Return of 5%, the Common Shareholder will always maintain a minority position of less than 50% of the Net Profits.

Manager, who is also called a Promoter, has contributed the following services in an effort to produce the Film. There has not been, nor shall there be, cash reimbursement made to the Manager for its services contributions other than in its capacity as the Common Shareholder, for which the Manager is entitled to a set distribution of the profits, if any. As a reminder, no distribution of profits shall be made to the Manager until the Class A Shareholders have received their entire investment, plus the associated preferred return. The amount paid for the Common Shares was $25, plus the value of Promoter's Services Contribution, which amounts to $72,500. The basis for this calculation was Manager's good faith estimate of the cost of like services in the Seattle, WA market.

Promoter Services Contributions

Description	$Value
Establish legal entities (Detour LLC and Detour Management LLC)	1250
Create and file all offering related documents with appropriate regulatory agencies (e.g., WA, NV, and the SEC. Promoter handles all drafting and filing duties. Retained law firm reviews promoter's work and provides legal opinion)	31250
Create online marketing plan, including web presence design, (not coding), ad-word search method, RSS and contextual internet search terms, and search engine data management and modification	6250
Draft and manage all third party agreements and business arrangements, including web hosting firm, web developers, graphic artists, and film production companies (promoter does not use law firm to draft and manage contracts)	18750
Form and manage script selection and development process	2500
Develop audience participation and response model, including management and packaging of demographic data for potential	12500

exploitation	
TOTAL	**72500**

Net Tangible Book Value

Prior to the offering taking place, the Company has a tangible book value ("TBV") of $25.00 and is capitalized with 2,000 Common Shares. As such, the TBV for each Common Share is $0.0125. Upon the conclusion of a successful offering, the Company will have a TBV of $100,025 and be capitalized with 2,000 Common Shares and 2,000 Class A Preferred Shares. As such, each share of stock will have a TBV of $25.00625.

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PART F/S

DETOUR, LLC

BALANCE SHEET AND STATEMENTS OF INCOME, CASH FLOWS AND STOCKHOLDERS' EQUITY

(Unaudited)

BALANCE SHEET (December 31, 2007)

Assets		*Liabilities*	
Cash	$25.00		
Total Assets	**$25.00**	**Total Liabilities**	**$0.00**
		Stockholders' Equity	
		Contributed Capital	$72,505.00
		Net Loss	($72,500.00)
		Common Stock (2,000 shares authorized, none issued, par value $0.01 share)	$20.00
		Preferred Stock (2,000 shares authorized, none issued, par value $0.01 share)	$0.00
		Total Stockholders' Equity	**$25.00**
		Total Liabilities and Stockholders' Equity	**$25.00**

STATEMENT OF CASH FLOW (for the period ending December 31, 2007)

Cash from Operating Activities	
Total Cash From Operating Activities	**$0.00**
Cash from Investing Activities	
Total Cash From Investing Activities	**$0.00**
Cash from Financing Activities	
Contributed Capital	$25.00
Total Cash From Operating Activities	**$25.00**
Cash and Equivalents at Beginning of Year	**$0.00**
Cash and Equivalents at End of Year	**$25.00**

INCOME STATEMENT (for the period ending December 31, 2007)

Revenue	$0.00
Expenses	
Compensation	$72,500.00
Net Loss	**($72,500.00)**

STATEMENT OF STOCKHOLDER'S EQUITY (for the period ending December 31, 2007)

Balance at 1/1/2007	**$0.00**
Contributed Capital	**$72,505.00**
Sale of Common Stock	**$20.00**
Net Loss	**($72,500.00)**
Balance at 12/31/2007	**$25.00**

NOTE: The $72,500 of expensed compensation is based on manager's good faith estimate of the fair market value of like services in the Seattle market.

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Notes

1. Stockholders' Equity and Common Shares

Upon formation of the Company, Promoter (also Manager) purchased 2,000 of Company's limited liability interests for $20.00, the "Common Shares" (par value $.01) and contributed $72,505.00 of other paid in capital consisting of $5 in additional cash and $72,500 of promoter's services. Through ~~October~~December 31, 2007, Promoter performed services (including, but not limited to, script selection, ~~website~~script development, branding, marketing, and other legal and financial functions with a fair market value of $72,500). This fair market value was established by Manager's good faith estimate of like services in the Seattle market.

2. Future Offering of Class A Shares

The Company is authorized to issue 2,000 limited liability interests (with priority return) with a par value of $50.00, the "Class A Shares". The proceeds of this offering will be used exclusively for the production of the film entitled "Detour". Such production will include fundraising, script development, production, editing and marketing.

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3. GAAP Compliance and No Income Statement Adjustments

The Company's financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States. There was no adjustment to the income statement for interim period (through Oct 31, 2007).

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4. Material Terms of the Offering

The Company, and the relative rights and obligations of its Members, are governed by the Company's Operating Agreement, in the form found in Part III Exhibit 3 of this Offering Circular (the "Operating Agreement"). The material provisions contained within the Operating Agreement pertain to the following:

1. Shareholder Voting Rights:

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2,000 Common Shares have been issued to Manager, and 2,000 Class A Shares will be issued to the investors in this offering. Each Class A Share will have the same voting rights as each Common Share, one vote per share. However, it is understood that certain Company activities do not require a Shareholder vote and are left to the Manager's discretion as the manager of Company, such as:

- Selection of and contracting with any third parties for goods and services related to production of the Film;
- Managing day-to-day production and website related activities;
- Employment decisions
- Entering into a sale or distribution agreement for the Film;

- The cessation of all or a substantial part of our business or the dissolution of the Company

However, certain matters will require a simple majority of the voting Shares. These matters are limited to:

- Amendments to the certificate of incorporation;
- The approval of a merger;
- Any additional offerings of shares in the Company;
- Selling all of Company's assets (other than as part of a film distribution arrangement).

In the event a Shareholder vote is required, Company will solicit electronic proxies from the Shareholders.

2. Control of Detour, LLC, and Detour Management, LLC:

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Detour Management, LLC (the "Manager") is a Washington Limited Liability Company and is the manager of Detour, LLC (the "Company"). The Manager is owned and controlled by Jay T Schwartz, Julie Chase, and George Brumder, and is the sole owner of Common Shares (the "Common Shareholder", as defined below under the OWNERSHIP; ALLOCATION OF TAX ITEMS; CASH DISTRIBUTIONS; AND FEDERAL TAX ASPECTS heading) of the Company. Prior to the issuance of Class A Shares (as defined below under the OWNERSHIP; ALLOCATION OF TAX ITEMS; CASH DISTRIBUTIONS; AND FEDERAL TAX ASPECTS heading) of the Company, the Common Shareholder, also the Manager, is the sole member of the Company. Manager is an independent management company formed in June 2006 to manage the Company. Company was formed in June 2006, with the objective of commercial exploitation of the film, "Detour".

Manager has the authority to control the business of the Company and also has the right to make any and all decisions affecting the business of the Company. Manager, on behalf of the Company, has authority to execute all contracts, agreements, licenses and other documents, and to make withdrawals from Company checking, savings and similar accounts. Manager also has the following rights and powers which it may exercise at the cost, expense and risk of the Company:

A. To expend the capital and income of the Company, if any, in the furtherance of the Company's business;

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B. To execute and deliver promissory notes, checks, drafts, and other negotiable instruments on behalf of the Company;

C. To hire or engage on behalf of the Company such employees, independent contractors and personnel as the Manager deems necessary or appropriate in order to conduct the Company's business and participate in Film, including but not limited to affiliates of the Company;

D. To employ such attorneys, accountants and other persons, subject to the terms otherwise stated herein, as the Manager deems necessary or advisable to carry out the purposes of the Company;

E. To purchase from or through others, contracts of liability, casualty and other insurance which the Manager deems advisable, appropriate, convenient or beneficial to the Company;

F. To delegate or assign all or any of its duties rights or obligations and employ, or contract with any person deemed in its discretion necessary or desirable for the transaction of the business of the Company;

G. To admit new Members into the Company on such terms and conditions as determined by the Manager in its sole discretion; and

H. To cause the Company to raise capital and issue more Shares or other securities from time to time without limit; and

I. To execute and deliver any and all other instruments to carry out the purposes the business.

3. Economic Rights and Obligations:

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The ownership of this Company shall be in the form of two classes of limited liability company interests ("Shares"): Common Shares and Class A Shares. The Company is authorized to issue 4,000 total Shares, comprised of 2,000 Common Shares and 2,000 Class A Shares. Only Class A Shares are being offered in this offering; no further issuances of Common Shares will be made as further described in the Operating Agreement.

At the end of any given fiscal year during which the Company is in operation, the Company will make allocations of all items of the Company's income, gain, loss, or deduction (via a "Schedule K-1," on Internal Revenue Service Form 1065), and distributions of cash, to its Members, in accordance with the terms of the Operating Agreement, and as summarized below.

Allocations of Profits and losses. At the end of each fiscal year during which the Company has operated, the Company will allocate (via Schedule K-1) the Company's net profits and losses (as further described in the Operating Agreement), as follows:

A. The Class A Shareholders are entitled to a "Priority Return" equal to the amount of their original investment plus 5%. Until the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be made 100% to the Class A Shareholders pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings.

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B. *Once the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be allocated 50% to the Common Shareholder, and 50% to the Class A Shareholders (pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings).*

C. *Distributions of Cash. In the event that the Company has produced a profit, then the Manager will calculate the cash distribution for the Shareholders. If the Manager determines that there is cash to distribute to the Shareholders, such distribution will be made as follows:*

D. *Until the Class A Priority Return has been fulfilled, all distributions of cash will be made 100% to the Class A Shareholders, pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings. NOTE THAT THE COMPANY IS NOT OBLIGATED TO MAKE A DISTRIBUTION OF CASH TO MEMBERS, EXCEPT AS SUMMARIZED BELOW. The Manager may decide to retain cash, in its sole discretion, as working capital to fund continuing operations or to make capital expenditures. However, the Company and Manager will be obligated to make a minimum distribution of cash to the Members in any given year in which the Company has produced a profit, in an amount not less than each Member's respective tax liability attributable to each such Member's allocated share of the profit.*

E. *Once the Class A Priority Return has been fulfilled, all allocations of profits and losses of the Company will be allocated 50% to the Common Shareholder, and 50% to the Class A Shareholders (pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings).*

For example, if the Class A Shareholders have collectively invested $100,000 of capital in the Company, the Company made a profit in the first year of $100,000, and the Manager determined that there was $100,000 of cash to distribute, then first $100,000 of profit would be allocated to the Class A Shareholders,; once the Class A Priority Return was met, every dollar of profit would be allocated and distributed, respectively, 50% to the Common Shareholder and 50% to the Class A Shareholders (pro-rata amongst the class). ***PLEASE NOTE THAT THE FOREGOING IS JUST AN EXAMPLE OF A POTENTIAL SCENARIO; NOTHING IN THIS EXAMPLE SHOULD BE CONSTRUED TO PREDICT OR PROMISE AN ACTUAL RESULT. THE COMPANY EXPECTS TO INCUR OPERATING LOSSES IN AT LEAST ITS FIRST YEAR OF OPERATIONS, AND POSSIBLY BEYOND.***

4. **Restrictions on Transfer of Shares:**

Significant restrictions have been placed on the transferability of Class A Shares. Class A Shares should be purchased only by persons with the financial ability to acquire and hold the Class A Shares as a long-term investment. Members shall not sell, transfer, assign, pledge, hypothecate, encumber, subject to a security

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interest or otherwise dispose of their Shares, or any part thereof, except by death or operation of law.

5. **The Company shall be dissolved/liquidated upon the earlier of:**

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A. Failing to meet Company's minimum capital requirements by the close of the offering.

B. An election to dissolve the Company made in writing by the Manager.

C. The sale, exchange or other disposition of all or substantially all of the assets of the Company.

D. Acquisition by a single person of all outstanding interests in the Company.

6. **Election of Officers**

Officers of the Company and Manager may only be selected by the president of the Manager. No election of officers will be conducted by the Company and Members will have no authority to select or elect officers of the Company or the Manager.

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SIGNATURES

The issuer has duly caused this offering statement to be signed on behalf of the undersigned, Detour Management, LLC, its manager, thereunto duly authorized in the City of Seattle, State of Washington, on 02/18/2008.

DETOUR, LLC

By: DETOUR MANAGEMENT, LLC (the manager of Detour, LLC)

By:

Jay T Schwartz, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	President of Manager of Company	02/18/2008
Jay T Schwartz		
	Vice President of Marketing of Manager of Company	02/18/2008
Julie Chase		
	Vice President of Finance and CFO of Manager of Company	02/18/2008
George Brumder		

PART III — EXHIBITS

1. Underwriting Agreement (not applicable).

~~1.~~2. Charter and by laws (including organizational minutes).

~~2.~~3. Instruments defining the rights of securities holders (the Company's Operating Agreement).

~~3.~~4. Subscription Agreement.

~~4.~~5. Voting Trust Agreement (not applicable)

~~5.~~6. Material Contracts (none)

~~6.~~7. Material Foreign Patents (not applicable)

8. Plan of acquisition, reorganization, arrangement, liquidation, or succession (not applicable)Escrow Agreements

9. Consents (not applicable)

10. Opinion re Legality

11. Sales Material (not applicable)

12. Test the Waters Material (not applicable)

13. Appointment of Agent for Service of Process

14. Additional Exhibits (Promoter's Services Contributions, Certificate of Limited Liability Interests "Class A Shares" with Transfer Restriction)

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EXHIBIT ~~A~~2

CHARTERS AND BY LAWS (including organizational minutes)

Washington
Secretary of State
SAM REED

June 15, 2006

Congratulations:

Your online filing has been completed.

Company Name:	**DETOUR, LLC**
UBI Number:	**602-621-635**
Effective date:	**6/7/2006**.
Application ID:	**588603**

You will receive a certificate and a copy of your filed documents via US Mail.

Thank you for using our online filing service!

Corporations Division
801 Capitol Way S.
Olympia, WA 98504-0234

360-753-7115

EXHIBIT B

ORGANIZATIONAL MINUTES OF DETOUR, LLC

ORGANIZATIONAL MEETING OF MANAGER AND MEMBER OF DETOUR, LLC
A WASHINGTON LIMITED LIABILITY COMPANY
ADOPTED BY UNANIMOUS WRITTEN CONSENT
OF THE MANAGER AND MEMBER

The undersigned, being the manager (the "Manager") and sole member ("Member") of Detour, LLC ("Company"), a limited liability company organized under the laws of the State of Washington, consent to and adopt the following resolutions as the action of the Company in lieu of a formal or organizational meeting, as permitted in Chapter 25.15.050 RCW Limited Liability Companies.

~~a.~~1. ARTICLES OF ORGANIZATION

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WHEREAS, the original Articles of Organization were filed in the Office of the Washington Secretary of State on or about 06/07/06.

RESOLVED, that a copy of the Articles of Organization of this Company, as certified by the Washington Secretary of State, be inserted in the Minute Book of this Company.

~~b.~~2. OPERATING AGREEMENT

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WHEREAS, the Members have been presented with a proposed Operating Agreement (the "Operating Agreement"), attached to this Offering Circular as Part III Exhibit ~~D~~3 and incorporated by this reference.

RESOLVED, that the Operating Agreement attached as Part III Exhibit ~~D~~3 is adopted as the Operating Agreement of this Company and the Secretary of the Company is ordered to certify a copy of such Operating Agreement and insert the document in the Minute Book of the Company.

RESOLVED FURTHER, that the issuance and sale of Class A limited liability Company interests (the "Class A Shares") to Members as set forth in the Operating Agreement is hereby approved.

RESOLVED FURTHER, that the Manager of the Company is authorized, empowered and directed to take all actions that may be necessary and proper for this Company to issue and sell the Class A Shares in accordance with applicable laws, and that those actions shall include, where necessary:

a. Filing with the Washington Department of Financial Institutions, Securities Division an appropriate notice or obtaining qualification of the offer and sale of such Class A Shares from the Washington Department of Financial Institutions;

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b. Doing all acts that may be necessary under the federal securities laws and the securities laws of any other applicable state; and

c. Doing all acts necessary to expedite these transactions or conform them, or any of them, to the requirements of any applicable law, ruling or regulation.

RESOLVED FURTHER, that the Manager is further instructed to maintain a certified copy of such Operating Agreement in the principal office of the Company in Washington available to Members via email upon 5 business days advanced notice.

~~c.~~3. CERTIFICATES OF LLC INTEREST

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WHEREAS, the original Member has been presented with a proposed form of Certificate of LLC Interest to be used by the Company for its LLC Interests, attached as Exhibit 15~~D-5~~ of the Offering Circular.

RESOLVED, that the Certificate of LLC Interest representing the Class A Shares in this Company be in substantially the same form, including electronic form, as the form of Certificate of LLC Interest presented to the Member and that each such Certificate of LLC Interest shall bear the name of this Company, the participation percentages represented thereby, the name of the owner of such participation percentages and the date such Certificate of LLC Interest was issued;

RESOLVED FURTHER, that the Certificates of LLC Interest shall bear an appropriate transfer restriction legend consistent with the provisions of the Operating Agreement of the Company;

RESOLVED FURTHER, that such Certificates of LLC Interest shall be signed by the Manager of the Company; and

RESOLVED FURTHER, that the Secretary is instructed to insert a blank Certificate of LLC Interest as a specimen in the Company Minute Book immediately following these minutes.

~~d.~~4. RESERVED

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~~e.~~5. COMPANY RECORDS

WHEREAS, the Managing Member desires to have a minute book ("Minute Book") maintained for the purpose of collecting and having all of the important documents of the Company readily available.

RESOLVED, that the Company shall maintain as part of its records a Company Minute Book, which shall include the Articles of Organization and any amendments thereto, and the Operating Agreement and any amendments thereto, the minutes of all meetings (or consents in lieu of meetings) of the Manager and Members of the Company and all other important Company documents.

~~f.~~6. PRINCIPAL OFFICE IN WASHINGTON

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RESOLVED, the principal office of this Company is as follows:

2214 N 43rd Street, Seattle, Washington 98103

7. AGENT FOR SERVICE OF PROCESS IN STATE OF WASHINGTON

RESOLVED, that the Company's initial agent for service of process in the State of Washington, and such person's address, shall be as follows:

Jay T Schwartz
2214 N 43rd Street
Seattle, Washington 98103

~~(i)~~8. BANK RESOLUTIONS

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RESOLVED, that the Manager of this Company is hereby authorized to do the following acts:

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~~1.~~a. To designate one or more banks, trust companies, or other similar institutions as depositories of the funds, including without limitation, cash and cash equivalents of this Company;

~~2.~~b. To open, keep and close general and special bank accounts, including an impound account for the funds related to this offering, general deposit accounts, payroll accounts and working fund accounts with any such depository;

~~3.~~c. To cause to be deposited in such accounts with any such depository, from time to time, such funds, including without limitations, cash and cash equivalents of this Company as the Manager deems necessary or advisable, and to designate or change the designation of the Manager, officer or officers and agent or agents of this Company who would be authorized to make such deposits and to endorse checks, drafts or other instruments for such deposits;

~~4.~~d. From time to time to designate or change the designation of the Manager, officer or officers and agent or agents of this Company who will be authorized to sign or countersign checks, drafts or other orders for the payment of money issued in the name of this Company against any funds deposited in any of such accounts, and to revoke any such designation;

~~5.~~e. To make such general and special rules and regulations with respect to such accounts as the Manager may deem necessary or advisable; and

~~6.~~f. To complete, execute and/or certify any customary printed blank signature card forms in order to conveniently exercise the authority granted by this resolution, and any resolutions printed thereon shall be deemed adopted as a part hereof.

RESOLVED FURTHER, that the Manager by its signature alone has the power to execute checks, drafts, and other negotiable instruments on behalf of the Company.

RESOLVED FURTHER, that all form resolutions required by any such depository as presented to and considered by the Manager prior to the execution of this Certificate are hereby adopted in such forms utilized by the depository, and the Secretary of this Company is hereby authorized to certify such resolutions as having been adopted by the Members and is directed to insert the forms of such resolutions in the Company Minute Book along with this Certificate; and

RESOLVED FURTHER, that any such depository to which a copy of these resolutions, certified by the Manager of this Company, shall have been delivered shall be entitled to rely thereon for all purposes until it shall have received written notice of the revocation or amendment of these resolutions by the Manager of this Company.

~~(ii)~~9. PAYMENT OF EXPENSES OF ORGANIZATION

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RESOLVED, that the Manager of this Company is authorized and directed to cause this Company to pay the expenses of its organization, and to reimburse the persons advancing funds to the Company.

~~(iii)~~10. FEDERAL TAX IDENTIFICATION NUMBER

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RESOLVED that the Manager is hereby authorized and directed to complete, execute and file or to have completed, executed and filed the "Application For Employer Identification Number" (Federal Form SS-4).

~~(iv)~~11. APPOINTMENT OF TAX MATTERS PARTNER

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RESOLVED, that the Manager is appointed as "Tax Matters Partner."

~~(v)~~12. OTHER NECESSARY ACTS

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RESOLVED, that the Manager of this Company is authorized and directed to make such filings and applications and to execute and deliver such documents and instruments and to do such acts and to obtain such licenses, authorizations, and permits as are necessary or desirable for the Company's business, to fulfill such legal requirements as are applicable to this Company or its business, or to complete the organization of this Company or its qualification to do business where it does or desires to do business, or to take any other action necessary or advisable to carry out the purposes of this resolution.

This Unanimous Written Consent of the Manager and Member may be executed by the Managing Member and the Members in any number of counterparts, all of

which when executed and delivered shall have the force and effect of an original, and shall be effective as of the date of the Articles of Organization.

MANAGER:

DETOUR MANAGEMENT, LLC, a Washington limited liability company

By: Jay T Schwartz

Jay T Schwartz, President

MEMBER:

DETOUR MANAGEMENT, LLC, a Washington limited liability company

By: Jay T Schwartz

Jay T Schwartz, President

EXHIBIT C3

INSTRUMENTS DEFINING THE RIGHTS OF SECURITIES HOLDERS (the Company's Operating Agreement).

OPERATING AGREEMENT
OF
DETOUR, LLC

THIS OPERATING AGREEMENT OF Detour, LLC (this "Agreement') is made as of this 02/18/08 and among Detour Management, LLC as the "Manager,", those persons who have agreed to Subscription Agreements to purchase Shares, as the Members (as those terms are hereinafter defined), and Detour, LLC, a Washington limited liability company. The parties hereto agree as follows:

1. **DEFINITIONS.** The following terms shall have the following meanings in this Agreement:

~~1.1~~1.1 The term "Act" means the Washington Limited Liability Company Act as now in effect and as hereafter amended or revised.

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~~1.2~~1.2 The term "Affiliate" means, when used with reference to a specified person:

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(a) the principal of the person;

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(b) any person directly or indirectly controlling, controlled by or under common control with such person;

(c) any person owning or controlling ten percent (10%) or more of the outstanding voting interests of such person; and

(d) any successor-in-interest following a merger or similar transfer when such successor- in-interest is owned by the same persons who own such person; and

(e) any relative or spouse of such person.

~~1.3~~1.3 The term "Agreement" means this Operating Agreement of Detour, LLC, as originally executed and as amended from time to time, as the context requires.

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~~1.4~~1.4 The term "Articles" means the articles of organization filed with the Washington Secretary of State for the purpose of forming the Company, in the form prescribed by the Act and the Washington Secretary of State.

~~1.5~~1.5 The term "Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed by the Company or to which the assets are subject, as further described in Paragraph 9.

4.61.6 The term "Capital Account" means the account to be maintained by the Company for each Member in accordance with the provisions of this Agreement and the Code. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b) of the Code.

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4.71.7 The term "Class A Shares" means the class of Shares held by Members of the Company as further described in Paragraph 12.

4.81.8 The term "Code" means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of any succeeding law).

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4.91.9 The term "Common Member" means that class of shareholder owning Common Shares. The Manager will be the sole Common Member.

4.101.10 The term "Common Shares" means the class of Shares held by the Manager of the Company as further described in Paragraph 12.

4.111.11 The term "Company" means Detour, LLC, a Washington limited liability company.

4.121.12 The term "Depreciation" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset of the Company for such taxable year, or as otherwise determined using any reasonable method selected by the Manager.

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4.131.13 The term "Distributable Cash" means all cash funds derived from the Company attributable to the operations of the Company, including proceeds of insurance to compensate for covered losses, less the sum of:

1.1.e.1(a) Company debt service; and

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1.1.e.2(b) current operating expenditures; and

1.1.e.3(c) capital improvements and replacements, as determined by Manager

1.1.e.4(d) a reasonable reserve for the operation of the business of the Company, as determined by the Manager.

Provided, however, that in no event shall Distributable Cash be less than each Member's respective tax liability associated with a Net Profit allocation in a given year.

~~4.14~~1.14 The term "Economic Interest" means a person's right to share in the Net Profits, Net Losses or similar items, and to receive distributions of Distributable Cash from the Company, but does not include any other rights of a Member.

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~~4.15~~1.15 The term "Manager" means Detour Management, LLC.

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~~4.16~~1.16 The term "Member" means a person who:

~~(i)~~(a) has been admitted to the Company as a Member in accordance with this Agreement.; and

~~(ii)~~(b) has not resigned, withdrawn or been expelled as a Member.

The term "Member" does not include the Manager, except to the extent the Manager or its members purchase Shares.

~~4.17~~1.17 The terms "Net Profits" and "Net Losses" mean, for each taxable year of the Company, the Company's taxable income or loss determined in accordance with Section 703 of the Code and the regulations thereto, including all items of the Company's income, gain, loss, or deduction required to be separately stated thereby.

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~~4.18~~1.18 The term "Shares" means, depending on the context, Class A or Common Shares and the right of a Member or the Common Member, as the case may be, to allocations of Net Profits and Net Losses and to distributions of Distributable Cash, and to receive information on the Company.

~~4.19~~1.19 The term "Subscription Agreement" means the Agreement executed by Members pursuant to which, inter alia, they agree to make their Capital Contributions, agree to be bound to this Agreement, and are admitted as Members of the Company.

~~2~~2. FORMATION.

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The Original Member and Manager hereby organizes the Company as a limited liability company pursuant to the provisions of the Act and the rights, duties, and liabilities of the Members shall be as provided in the Act, except as otherwise expressly stated in this Agreement. The Manager shall prepare, execute and cause the Articles to be filed with the Washington Secretary of State. If the Manager deems it to be in the best interests of the Company, the Manager shall cause a certified copy of the Articles to be recorded in the office of the recorder in each county in each state in which the Company hereafter holds title to real property or hereafter establishes a place of business. In addition, the Manager shall cause to be filed with the

Washington Secretary of State, on the prescribed form, a statement containing the information required pursuant to the Act to be so filed.

~~2.~~3.NAME.

The name of the Company shall be "Detour, LLC."

~~3.~~4.COMMENCEMENT; ADMISSION OF MEMBERS; NO MEETINGS; NO ELECTION OF OFFICERS.

~~5.1~~4.1 The Company shall commence its existence on the date upon which the Articles are duly filed with the Washington Secretary of State under the Act and shall continue its existence until it is dissolved pursuant to the provisions of the Act or this Agreement.

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~~5.2~~4.2 Each Member shall be admitted into the Company as a Member for tax, book, accounting, and other applicable purposes on the first business day following the day during which the Member's subscription for Class A Shares is accepted by the Manager, unless the Manager in its discretion selects a different admission policy that is reasonable and consistent with applicable law and regulation. As soon as practicable after the execution of this Agreement with respect to each new Member, the Manager shall make available an electronic certificate of membership to each Member acknowledging his status as a Member.

~~5.3~~4.3 There is no regulatory requirement that Company meetings be held and therefore Manager opts out of and the Members agree and acknowledge that no Company meetings (including annual meetings) need be conducted.

~~5.4~~4.4 Officers of the Company and Manager may only be selected by the president of the Manager. No election of officers will be conducted by the Company and Members will have no authority to select or elect officers of the Company or the Manager.

~~4.~~5.STATUTORY AGENT FOR SERVICE OF PROCESS; PRINCIPAL OFFICE.

~~7.1~~5.1 The initial statutory agent for the service of process and the initial principal office shall be that person and location set forth in the Articles as filed with the Washington Secretary of State. The Manager may, from time to time, change the statutory agent or registered office through appropriate filings with the Washington Secretary of State. In the event the statutory agent ceases to act as such for any reason or the registered office shall change, the Manager shall promptly designate a replacement statutory agent or file a notice of change of address, as the case may be, in accordance with the Act.

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~~7.2~~5.2 The principal office of the Company shall be at 2214 N 43rd Street, Seattle, Washington 98103 or such other place as the Manager may from time to time designate.

~~5.~~6.TERM.

The Company shall have perpetual existence, unless the Company is dissolved in accordance with the provisions of this Agreement or the terms of the Act.

~~6.~~7.PURPOSES.

The Company is formed for the following purposes:

~~8.1~~7.1 To accomplish any lawful purpose whatsoever or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets, including but not limited to the production of "Detour" (the "Film")..

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~~8.2~~7.2 To exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act.

~~8.3~~7.3 To engage in all activities necessary, customary, convenient, or incident to any of the foregoing. .

~~7.~~8.POWERS, RIGHTS AND DUTIES OF THE MANAGER.

8.1 Subject to the provisions of Paragraph 8.3 and the other applicable provisions of this Agreement, the Manager shall have the full, exclusive and complete authority and discretion in the management and control of the business of the Company for the purposes stated herein and shall have the right to make any and all decisions affecting the business of the Company. Subject to the provisions of this Agreement, the Manager, on behalf of the Company, shall have full and exclusive authority to execute and acknowledge any and all contracts, agreements, licenses and other documents, and to make withdrawals from Company checking, savings and similar accounts. Without limiting the generality of the foregoing, the Manager shall have the following rights and powers which it may exercise at the cost, expense and risk of the Company:

(a) To expend the capital and income of the Company, if any, in the furtherance of the Company's business, including, but not limited to, financing, developing, producing, licensing, selling, distributing and exhibiting the Film, which includes, but is not limited to, causing the Company to pay compensation to, and to reimburse expenses incurred by, third parties providing services to the Company;

(b) To cause the Company to incur borrowings, whether secured or unsecured by the Company's assets, without the consent of the Members, and to execute and deliver all documents and instruments in connection with the financing, development, production, editing, filming, licensing, distribution and exhibition of the Film;

(c) To cause the Company to pledge and sell some or all of the assets of the Company on such terms and conditions as determined by the Manager without the consent of the Members, and to execute and deliver assignments, censes and other transfers and conveyances in connection with the Company's properties and operations;

(d) To execute and deliver promissory notes, checks, drafts, and other negotiable instruments on behalf of the Company;

(e) To hire or engage on behalf of the Company such employees, independent contractors and personnel as the Manager deems necessary or appropriate in order to conduct the Company's business and participate in Film, including but not limited to Affiliates of the Company;

(f) To employ such attorneys, accountants and other persons, subject to the terms otherwise stated herein, as the Manager deems necessary or advisable to carry out the purposes of the Company;

(g) To purchase from or through others, contracts of liability, casualty and other insurance which the Manager deems advisable, appropriate, convenient or beneficial to the Company;

(h) To invest Company funds in government securities, certificates of deposit, banker's acceptances or similar investments;

(i) To enter into such agreements and contracts with such parties and to give such receipts, releases and discharges with respect to all of the foregoing and any matters incident thereto as the Manager deems advisable, appropriate or convenient;

(j) To delegate or assign all or any of its duties rights or obligations hereunder, and in furtherance of any such delegation, to appoint, employ, or contract with any person deemed in its discretion necessary or desirable for the transaction of the business of the Company, including persons, firms or entities (i) which employ or are affiliated with or subject to the control of the Manager, and (ii) in which it has a proprietary interest. Such persons may, under the supervision of the Manager, (i) administer the day-to-day operations of the Company, (ii) serve as the Company's advisors and consultants in connection with policy decisions made by the

Manager, (iii) act as consultants, accountants, correspondents, attorneys, brokers, escrow agents, or in any other capacity deemed by the Manager necessary or desirable, (iv) perform or assist in the performance of administrative or managerial functions necessary for the management of the Company, and (v) perform such other acts or services for the Company as the Manager in its sole and absolute discretion may approve;

(k) To admit new Members into the Company on such terms and conditions as determined by the Manager in its sole discretion; and

(l) To execute and deliver any and all other instruments to carry out the purposes hereof.

8.2 Each Class A Share will have the same voting rights as each Common Share, one vote per share. However, it is understood that certain Company activities do not require a Shareholder vote and are left to the Manager's discretion as described in Paragraph 8.1. Notwithstanding the foregoing, certain matters will require a simple majority of the voting Shares. These significant matters shall be limited to:

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~~(m)~~(a) Amendments to the certificate of organization;

~~(n)~~(b) The approval of a merger;

~~(o)~~(c) Any additional offering of Shares in the Company;

~~(p)~~(d) Selling all of Company's assets (other than as a part of a Film distribution arrangement).

In the event a Shareholder vote is required, Company will solicit electronic proxies from the Shareholders.

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8.3 The Manager shall possess and may enjoy and exercise all of the rights and powers of members and managers as provided by the Act, except to the extent any of such rights may be limited or restricted by the express provisions of this Agreement. The Manager shall devote such time to the Company and its business as shall be necessary to conduct the Company business, to operate and manage the Company in an efficient manner and to carry out the Manager's responsibilities as herein provided. The Manager shall have the right to elect officers of the Company and shall be entitled to elect themselves or others, including Affiliates, to any such offices.

8.4 No Member shall have any right, power or authority to:

~~(q)~~(a) Do any act in contravention of this Agreement without first obtaining the written consent thereto of the Manager.

~~(r)~~(b) Do any act which would (i) make it impossible to carry on the ordinary business of the Company, or (ii) change the nature of the Company's business, without first obtaining the written consent thereto of the Manager.

~~(s)~~(c) Confess a judgment against the Company, without first obtaining the written consent thereto of the Manager.

~~(t)~~(d) Possess Company property, or assign the Company's right in such property, for other than a Company purpose without first obtaining the written consent thereto of the Manager.

~~(u)~~(e) Admit a person as an additional manager other than an Affiliate of the Company, without first obtaining the written consent of the Manager.

~~(v)~~(f) Amend this Agreement without first obtaining the written consent thereto of the Manager.

8.5 Any person not a party to this Agreement who shall deal with the Company shall be entitled to rely conclusively upon the power and authority of the Manager as set forth herein.

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8.6 The Company shall reimburse the Manager for all out-of-pocket expenses and an allocable portion of indirect overhead expenses incurred by the Manager in conducting the Company's business, and all direct and indirect disbursements to third parties made and obligations incurred on behalf of the Company to third parties, including items such as the Company's legal expenses and other costs and expenses incurred in the operation of the Company's business. Neither the Manager nor any of Company's Affiliates will earn compensation for its services to the company, other than its share of the Net Profits. Affiliates shall not earn compensation for services in connection with the Company's business and Film.

8.7 Any consent, approval or decision to be made by the Manager under this Agreement for the Company must be approved by a majority of the individuals or entities comprising the Manager; provided. that a majority of the individuals or entities comprising the Manager may designate by written resolution officers of the Company or one or more individual Managers who are empowered to execute documents and make decisions on behalf of the Manager and the Company, as specified in said duly adopted resolution of the Manager.

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~~3~~9. CAPITAL CONTRIBUTIONS.

~~10.1~~9.1 The Common Member may but shall not be obligated to contribute capital to the Company other than an initial Capital Contribution of $25 in

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cash made upon the formation of the Company. Any Capital Contributions made by the Common Member for the purchase of Shares (not including the initial $25 cash Capital Contribution) and by the other Members pursuant to Paragraph 9.2 hereof shall be referred to as the "Capital Contributions."

~~10.2~~9.2 The Members shall make an aggregate Capital Contribution to the Company in the amount determined by the Manager, at a price of Fifty Dollars ($50.00) per Class A Share (minimum investment, 2 Class A Shares). Concurrently with the execution and delivery to the Manager of the Subscription Agreement, each Member shall deliver in cash to the Manager the amount of his respective Capital Contribution, all as set forth on the Subscription Agreement for each such Member.

~~10.3~~9.3 Subject to the provisions of Paragraph 12.3 below, no Member shall be personally liable for any obligations or debts of the Company or any of its losses beyond the total amount the Member has agreed to contribute to the capital of the Company and to the Member's share, if any, of the undistributed Distributable Cash attributable to the Member. Except as provided in this Paragraph 9, and in Paragraph 12.3 below, no Member shall have any obligation to make an additional Capital Contribution to the Company.

~~10.4~~9.4 Except as specifically provided in this Agreement, no Common Member or Member shall be entitled to interest on his Capital Contributions.

~~8.~~10. **ADVANCES.**

~~12.1~~10.1 If any funds are required by the Company for the operation of its business in excess of the Capital Contributions made by the Members required pursuant to Paragraph 9 above and loans obtained from third parties, then any Member and Manager shall have the right, but not the obligation, upon the approval of the Manager, to advance such funds (the "Advances") to the Company.

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~~12.2~~10.2 If any Manager or Member makes an Advance pursuant to Paragraph 10.1 above, such Advance shall constitute an unsecured loan to the Company.

~~12.3~~10.3 The terms and conditions of an Advance by any Member or Manager shall be determined by the Manager pursuant to its best business judgment. The Advance shall be evidenced by a promissory note and shall be repaid to the Member or Manager making the Advance pursuant to Paragraph 12 of this Agreement.

~~12.4~~10.4 If any Member or Manager lends money to the Company for any purpose, whether as an Advance or otherwise, in connection with such loan the Member or Manager shall be deemed an unsecured creditor of the Company, and not a Member, for the purpose of determining his right and priority to the payment of interest on and the repayment of the principal of such loan.

~~9.~~11. RESERVED.

~~10.~~12. OWNERSHIP; DISTRIBUTIONS BY THE COMPANY.

~~13.1~~12.1 Ownership; Shares. The ownership of this Company shall be in the form of Shares, comprised of Common Shares and Class A Shares , each such class of Shares having the rights and preferences as described herein. The total Shares that the Company shall be authorized to issue is 4,000, comprised of 2,000 Common Shares and 2,000 Class A Shares. The holder of the Common Shares shall be referred to herein as the Common Member, the holders of Class A Shares shall be referred to herein as the Members. The Company may issue authorized Shares at such times, in such amounts, and to such purchasers as determined by the Manager and as further described in a Subscription Agreement.

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~~13.2~~12.2 Subject to all of the provisions of this Agreement, Distributable Cash shall be distributed to the Common Member and Members at such times and in such amounts as are determined in the sole and absolute discretion of the Manager.

~~13.3~~12.3 Distributable Cash shall be distributed as follows:

(a) Fifty percent (50%) to the Members, pro rata in accordance with their respective holdings, and

(b) Fifty percent (50%) to the Common Member in accordance with its holdings.

(c) Class A Priority Return: Until the Members have received their Class A Priority Return, all Net Profits and Net Losses shall be allocated one hundred percent (100%) to the Members, pro rata in accordance with their respective holdings (but in no event shall any Member be allocated any Operating Losses if such allocation would cause their Capital Account to go below zero dollars ($0)), and all Distributable Cash shall be distributed one hundred percent (100%) to the Members, pro rata in accordance with their respective holdings. For purposes of this Agreement, the term Class A Priority Return shall mean that amount equal to the

aggregate capital contributions made by all of the Members, plus five percent (5%). For example, if the Members have collectively contributed $100,000 of capital to the Company, the first $105,000 of Distributable Cash would be allocated to the Members (pro-rata amongst the Class); once the Class A Priority Return was met, every dollar of Net Profit would be allocated 50% to the Members and 50% to the Common Member.

~~13.4~~12.4 Regulatory Allocations. The allocations set forth in this Agreement are intended to comply with the economic arrangements of the Members. Nothing in this Agreement or specifically in this Section 12 is intended to contravene the Code or specifically Section 704 of the Code and the Regulations thereto. The Manager is hereby authorized upon notice to the Members to amend this Section 12 to comply with the Code and the regulations promulgated under Section 704(b) of the Code; provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

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~~11.~~13. RIGHTS AND OBLIGATIONS OF THE MEMBERS.

~~14.1~~13.1 Except as expressly provided in this Agreement to the contrary, the Members shall take no part in the operation, management or control of the Company's business.

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~~14.2~~13.2 The Members shall have no power to sign for or to bind the Company. All authority to act on behalf of the Company is vested in the Manager. Any Member who takes any action to bind the Company in contravention of this Agreement shall indemnify the Company for any costs, expenses, claims or liabilities incurred by the Company as a result of the unauthorized action of such Member. Without limiting the foregoing, the exercise by a Member of any rights granted by this Agreement, or serving as a third-party contractor, consultant or surety of the Company, shall not be deemed to be taking part in the execution, management or control of the Company's business.

~~14.3~~13.3 Subject to the provisions of Paragraph 13.2 of this Agreement, Members shall not be personally liable for any obligations or debts of the Company or any of its losses beyond the total amount the Members have agreed to contribute to the capital of the Company and to the Members' share, if any, of the undistributed Distributable Cash attributable to the Members.

~~12.~~14. ADDITIONAL MANAGERS; WITHDRAWAL; REMOVAL.

~~17.1~~14.1 Persons may be admitted to the Company as additional or substitute Managers with the consent of the Manager only, and without the consent of any Member.~~;~~

~~17.2~~14.2 The Manager shall have the right to withdraw or resign from the Company upon 90 days prior written notice to the Members.

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~~13.~~15. **RESERVED.**

~~14.~~16. **INSURANCE.**

The Company may procure liability insurance (or shall be designated as an additional insured, if appropriate) which will protect it from liability to others because of personal injury (including death) and property damage which may arise from operations under this Agreement, and such other insurance as is customary, desirable or required for the conduct of the Company's business, as determined by the Manager in its sole discretion.

~~15.~~17. **FISCAL YEAR, BOOKS AND RECORDS AND BANK ACCOUNTS.**

~~1.~~7. The Company, for accounting and income tax purposes, shall operate on a fiscal year coincident with the calendar year and shall utilize such accounting principles and income tax elections and determinations as shall be determined by the Manager. The Manager shall serve as the Tax Matters Partner" for the Company.

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~~2.~~8. The books and records of, and other information pertaining to, the Company shall be made electronically available to any Member, at such Member's cost, or his representatives upon fifteen (15) business days advanced written notice to Manager. Such books, records and other information shall include:

a. a copy of the initial Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles have been executed;

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b. copies of the Company's federal, state and local income tax or information returns and reports, if any, for the three (3) then most recent taxable years;

c. copies of this Agreement and all amendments thereto and copies of all prior operating agreements and amendments thereto no longer in effect;

d. financial statements of the Company for the three (3) then most recent years;

e. the Company's books and records for at least the then current and past three (3) fiscal years; and

f. any other documents required under the Act.

~~3.~~9. Each Member may request, at the expense of Member, an electronic copy of information regarding the affairs of the Company as is just and reasonable for any purpose reasonably related to such Member's Shares.

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~~4.~~10. All funds of the Company shall be deposited in a separate bank account or accounts as shall be determined by the Manager and the Manager shall be entitled to sign on all such accounts.

~~5.~~11. The Manager shall maintain the books and records for the Company.

~~16.~~18. **REPORTS BY THE COMPANY.**

~~20.1~~18.1 The Manager shall make electronically available to the Members all information required for preparation of the Members' federal and state income tax returns within sixty (60) days after the end of the Company's fiscal year.

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~~20.2~~18.2 The Manager shall make electronically available to the Members a balance sheet and an income statement prepared by the Manager as soon as is reasonably practicable after the end of each fiscal year of the Company.

~~17.~~19. **RESTRICTIONS ON TRANSFER; ASSIGNEES.**

~~21.1~~19.1 Except as provided in Paragraph 19.3, below, and notwithstanding anything to the contrary contained in the Act, the Members shall not sell, transfer, assign, pledge, hypothecate, encumber, subject to a security interest or otherwise dispose ('Transfer") of their Shares, or any part thereof.

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~~21.2~~19.2 Notwithstanding anything contained in Paragraph 19.1 to the contrary, a Member's Shares, or a portion thereof, may be Transferred to persons or entities entitled thereto pursuant and limited to any operation of law or death; provided, however, the transferee in such case shall only become an Economic Interest holder with respect to such Shares transferred, and shall in no event become a Member. It shall be the sole

responsibility of the Economic Interest Holder to contact the Manager so that the Company's records may be updated accordingly.

~~21.3~~19.3 A Manager shall have a right to assign its interest in Net Profits, Net Losses and Distributable Cash without the consent of any Member.

~~18.~~20. **INDEMNIFICATION AND LIABILITY OF MANAGER.**

~~22.1~~20.1 The Company, its receiver or its trustee, shall indemnify, save harmless and pay all judgments and claims against (a) the Manager from any liability or damage incurred by reason of any act performed or omitted to be performed by it in connection with the business of the Company, except as provided in Paragraph 20.3 of this Agreement or (b) the Members for any act performed by them which is expressly permitted by this Agreement, including attorneys' fees and costs incurred by them in connection with the defense of any action based on any such act or omission, which attorneys' fees and costs may be paid as incurred, including all such liabilities under federal and state securities laws as permitted bylaw. All judgments against the Company and its Members on which any Member is entitled to indemnification must first be satisfied from Company assets before the Member in question is responsible for such obligations.

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~~22.2~~20.2 In the event of any action by a Member against the Manager, including a Company derivative suit, the Company will indemnify, save harmless and pay all expenses of the Manager, including attorneys' fees and costs incurred in the defense of such action, if such Manager is successful in such action.

~~22.3~~20.3 The Manager shall not be relieved from any liability for any acts or omissions resulting from a material breach of its obligations hereunder or from bad faith. Indemnification to which the Manager is entitled under this Paragraph 20 shall be recoverable out of the assets of the Company but not from the Members.

~~22.4~~20.4 The Manager shall not be liable to the Members or to the Company for any loss resulting from errors made by the Manager in the reasonable exercise of business judgment, unless such errors result from a material breach of this Agreement or bad faith by the Manager.

~~19.~~21. **DISSOLUTION AND LIQUIDATION.**

~~23.1~~21.1 The Company shall be dissolved upon the earlier of:

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a. Failing to meet Company's minimum capital requirements by the close of the offering.

b. The death, insanity, bankruptcy, retirement, resignation, expulsion, or dissolution of any Manager or any other event which, pursuant to the Act and unless otherwise provided in this Agreement, results in a Manager ceasing to be a Manager, unless a remaining Manager agrees to continue the business of the Company.

c. An election to dissolve the Company made in writing by the Manager.

d. The sale, exchange or other disposition of all or substantially all of the assets of the Company; provided, however, that if the Company receives a purchase money note upon such sale, the Company shall continue in existence until such note is satisfied, sold or otherwise conveyed.

e. The entry of a judgment of dissolution under the Act.

f. Acquisition by a single person of all outstanding interests in the Company.

~~23.2~~21.2 Upon the dissolution of the Company, the Manager (which term, for the purpose of this Paragraph 21.2, shall include the trustees, receivers or other persons required by law to wind up the affairs of the Company) shall wind up the affairs of the Company as provided in the Act. The Company shall engage in no further business thereafter other than that necessary to wind up the business in accordance with the Act and distribute the assets in accordance with this Agreement. The Members shall continue to allocate Net Profits and Net Losses during the winding up period in the same manner as such amounts were divided before dissolution. The parties responsible for winding up shall be entitled to reasonable compensation for their services in connection therewith, which compensation shall be considered an expense of the Company. The Manager may, from time to time and at any time, have the assets or any one or more of them appraised at the expense of the Company for distribution in kind, subject to existing liens and encumbrances.

~~23.3~~21.3 From and after the dissolution of the Company, the proceeds from the liquidation of the Company's property and from the operation of the Company's business shall, in accordance with Paragraph 12 of this Agreement, be applied and distributed in the following order;

(a) First, to creditors, including (to the extent permitted by law) Members who are creditors, in satisfaction of liabilities of the Company other than liabilities for distributions to Members and former Members under Paragraph 12 of this Agreement.

(b) Second, to Members that have not yet received their full allocation and distribution of their Class A Priority Return, to Members, pro-

rata, up to, but not more than, that amount necessary to satisfy the Class A Priority Return.

(c) Third, any remaining assets shall be distributed to the Manager and Members as follows: fifty percent (50%) to the Members pro-rata in accordance with their respective Class A Share holdings, and fifty percent (50%) to the Manager pro-rata in accordance with its respective Common Share holdings.

~~23.4~~21.4 In the event of a winding up and liquidation of the Company, the Manager shall have the right, in its sole discretion and determination, to purchase any assets of the Company (including the Film, or any part thereof, produced by the Company and any rights thereto or associated therewith), provided that the Manager pays the Company the fair market value of any such assets, as determined below ~~by the Manager in its reasonable discretion using good faith, in cash~~ and such sale is approved upon Shareholder vote by a simple majority of the voting Shares. The Members hereby consent to any such purchase by the Manager of any such assets.

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~~23.5~~21.5 Fair market value will be determined on the basis of, and will be equal to, the amount which would be obtained ~~in an arm's length transaction~~ between an informed and willing buyer under no compulsion to buy and an informed and willing seller under no compulsion to sell. Manager will bid the Film assets to those who might desire to purchase the assets. This in no way means that there will be such interested parties. It is entirely possible that the Film's assets are worthless and that the fair market value of such assets is zero.

~~23.6~~21.6 Subject to this Paragraph 21, the business and affairs of the Company shall be wound up in the manner provided in the Act.

~~23.7~~21.7 As soon as practicable after the dissolution of the Company, a final statement of its assets and liabilities shall be prepared by the Company and electronically made available to the Members.

~~23.8~~21.8 As soon as possible after any of the events specified in this Paragraph 21 affecting the dissolution of the Company occurs, the Manager shall file a written notice of winding up with the Washington Secretary of State signed on behalf of the Company containing such information as is required by the Act.

~~23.9~~21.9 Provided all of the known property and assets of the Company have been applied and distributed pursuant to the Act and this Agreement, written articles of termination shall be signed on behalf of the Company by the Manager. The Manager shall file the articles of termination with the

Washington Secretary of State containing such information as is required by the Act.

~~20.~~22. INVESTMENT REPRESENTATIONS.

Each Member, by executing a copy of this Agreement, hereby represents and warrants to each other Member and the Company as follows:

~~21.1~~22.1 The Shares are being acquired for his own account, for investment, and not with a view to or for sale in connection with any distribution thereof. In that connection, the Member recognizes and understands that the Shares being purchased and sold hereunder have not been registered under the 1933 Act nor qualified under any state securities laws by reason of the fact that the contemplated transaction constitutes a sale of securities exempt under Section 3(b) of the 1933 Act and Regulation A promulgated thereunder.

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~~21.2~~22.2 The Member has been fully advised of the facts respecting the organization and business of the Company and has been given the opportunity to consult his legal counsel with respect to the Company. The Member hereby agrees that the offer and sale of the Shares to him does not involve any public offering of such Shares.

~~21.~~23. SPECIAL AND LIMITED POWER OF ATTORNEY.

Each Member hereby grants to the Manager a special and limited power of attorney, as set forth below:

~~(i)~~23.1 The Manager acting alone shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on the behalf of each such Member to execute, acknowledge, and swear to in the execution, acknowledgment and filing of documents, which shall include by way of illustration but not of limitation the following:

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~~(d)~~(a) The Articles, the Agreement, any separate articles of organization, as well as any amendments to the foregoing which, under the laws of the State of Washington or the laws of any other state, are required to be executed or filed or which the Manager shall deem it advisable to have executed or to file:

~~(e)~~(b) Any other instrument or document which may be required to be executed or filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to have executed or to file; and

~~(f)~~(c) Any instrument or document which may be required to effect the continuation of the Company or the dissolution and termination of the Company (provided such continuation, admission or dissolution and termination are in accordance with the terms of the Articles and the Agreement), or to reflect any reductions in amount of contributions of Members.

~~(ii)~~23.2 The special and limited power of attorney of the Manager:

(a) Is a special power of attorney coupled with an interest, is irrevocable, shall survive the death of the granting Member, and is limited to those matters herein set forth;

(b) May be exercised by the Manager acting alone for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact; and

(c) Shall survive a Transfer by a Member of all or any portion of his Shares.

~~22.~~24. **MISCELLANEOUS.**

~~1.~~24.1 Notices. Any notice, request, demand, instruction or other document to be given hereunder or pursuant hereto to any party shall be in writing and delivered by email. Notices so emailed shall be deemed to have been given twenty four (24) hours after sending. Notice shall not be deemed given unless and until under the preceding sentence notice shall be deemed given to all email addressees to whom notice must be sent. The addresses and addressees, for the purpose of this Paragraph 24.1, may be changed by giving written notice of such change in the manner herein provided for giving notice. Unless and until such written notice is received, the last address and addressee stated by written notice, or as provided herein if no written notice of change has been sent or received, shall be deemed to continue in effect for all purposes hereunder.

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~~2.~~24.2 Binding Effect. This Agreement shall be binding upon all of the Members and their executors, administrators, successors and permitted assignees.

~~3.~~24.3 Regulations and Laws. Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law, and whenever there is a conflict between any provision of this Agreement and any present or future statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, the after shall prevail, but in such event the provisions of this Agreement affected shall be curtailed and limited only to the extent necessary to bring it within the requirement

of the law. This Agreement is made under and shall be construed pursuant to the laws of the State of Washington.

4.24.4 Attorneys' Fees. In the event of any action for breach of or to enforce or declare rights under any provision of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs, to be paid by the losing party.

5.24.5 Counterparts. This Agreement may be executed in several counterparts, including electronic forms, and all so executed shall constitute one agreement, binding upon all of the parties hereto, notwithstanding that all of the parties are not signatories to the original or the same counterparts.

6.24.6 No Other Agreement. The entire agreement of the parties with respect to the Company is contained and referred to herein.

7.24.7 Headings. The paragraph headings of the various provisions hereof are intended solely for convenience of reference and shall not in any manner amplify, limit or modify, or otherwise be used in the interpretation of, any of said provisions.

8.24.8 Competitive Activities. Nothing herein contained shall preclude any Manager or Member from owning, purchasing, selling, or otherwise dealing in any manner with any property or engaging in any business whatsoever without notice to any other Manager or Member, without participation of any other Manager or Member, and without liability to any other Manager or Member. It is understood that any Manager or Member may now or hereafter engage in any business or possess any property of any type, whether or not such business or such property competes with the business or property of the Company. Each Manager and Member hereby waives any right which he may have against others who may capitalize on or take advantage of information learned as a result of an association with the Company.

9.24.9 Gender and Tense. As used in this Agreement, the masculine, feminine or neuter gender, and the singular or plural number, shall be deemed to include the others whenever the context so indicates.

10.24.10 Remedies. If any party to this Agreement shall fail to observe or perform any term, covenant, condition or other obligation on his part to be observed or performed pursuant to this Agreement or in connection with this Agreement (the 'Defaulting Party"), any other party to this Agreement, in addition to and not in lieu or in limitation of, any of his other remedies under this Agreement, under any statute or at law, shall be entitled to apply to, and obtain from, any court of equity having jurisdiction over the Defaulting Party:

(a) An injunction, temporary restraining order and any other prohibitory decree to prevent any further such failure to observe or perform on the part of the Defaulting Party; and

(b) A decree for specific performance of any such term, covenant, condition or other obligation.

~~11.~~24.11 Waiver. The waiver by one party of the performance of any covenant, condition or promise shall not invalidate this Agreement nor shall it be considered a waiver by such party of any other covenant, condition or promise hereunder. The waiver by any party of the time for performing any act shall not constitute a waiver of the time for performing any other act or an identical act required to be performed at a later time. The exercise of any remedy shall not exclude other consistent remedies.

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~~12.~~24.12 Section 704(c). If any party makes a contribution of property to the Company, the adjusted basis of which for income tax purposes is different from the value at which such property is accepted by the Company, the Company shall elect to have such difference allocated to the contributing party pursuant to Section 704(c) of the Code and any comparable state statute.

~~13.~~24.13 No Third-Party Benefit. Nothing contained in this Agreement shall be deemed to confer any right or benefit on any person or entity who is not a party to this Agreement.

~~14.~~24.14 Section 754 Election. The Manager may, in its sole and absolute discretion, make the election provided for in Section 754 of the Code.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

"MANAG ER"
DETOUR MANAGEMENT, LLC

By: [signature]

Jay T Schwartz, President
Address for Manager:

2214 N 43rd Street
Seattle, Washington 98103

"MEMBERS"

By: ______________________________________

Detour Management, LLC, as Attorney-in-Fact for all of the Members who have executed Subscription Agreements

EXHIBIT 4

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

Name of Investor (the "Investor"):

____
(Print)

Detour Management, LLC
2214 N 43rd Street
Seattle, Washington 98103
Attention: Jay T Schwartz, President

Re: Detour, LLC (the "Company")2,000 preferred limited liability interests ("Class A Shares").

Terms capitalized and not defined herein shall have the meaning ascribed to them in the Offering Circular or the Operating Agreement, as the case may be.

Investors:

~~2.~~1. *Subscription.* The undersigned hereby tenders this subscription and applies to purchase the number of Class A Shares in the Company indicated below, pursuant to the terms of this Subscription Agreement. The purchase price of each Class A Share is fifty dollars ($50.00). The undersigned further sets forth statements upon which you may rely to determine the suitability of the undersigned to purchase the Class A Shares. The undersigned understands that the Class A Shares are being offered pursuant to the Offering Circular, dated 02/18/08 and its exhibits, including the operating agreement of the Company (the "Operating Agreement"). In connection with this subscription, the undersigned represents and warrants that the personal, business and financial information provided by the Purchaser is complete and accurate, and presents a true statement of the undersigned's financial condition.

~~3.~~2. *Representations and Understandings.* The undersigned hereby makes the following representations, warranties and agreements and confirms the following understandings:

~~(vi)~~*(i)* The undersigned is of legal age to contract.

~~(vii)~~*(ii)* The undersigned is acquiring the Class A Shares for investment purposes, for the undersigned's own account only, with no intention or

view to distributing the Class A Shares or any participation or interest therein.

~~(viii)~~*(iii)* The undersigned has established only one account and shall not acquire more than $2500 worth of Class A Shares in Company.

~~(ix)~~*(iv)* The undersigned has received a copy of the Offering Circular~~, and has reviewed it~~.

~~(x)~~*(v)* The undersigned has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto; or the undersigned has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto.

~~(xi)~~*(vi)* The undersigned has evaluated the risks of this investment in the Company, including those risks particularly described in the Offering Circular, and has determined that the investment is suitable for him. The undersigned has adequate financial resources for an investment of this character, and at this time he could bear a complete loss of his investment. The undersigned understands that any projections in the Offering Circular are mere estimates and may not reflect the actual results of the Company's operations.

~~(xii)~~*(vii)* The undersigned understands that the Class A Shares are not being registered under the Securities Act of 1933, as amended (the "1933 Act") on the ground that the issuance thereof is exempt under Section 3(b) of the 1933 Act and Regulation A promulgated thereunder, and that reliance on such exemption is predicated in part on the truth and accuracy of the undersigned's representations and warranties, and those of the other purchasers of Class A Shares.

~~(xiii)~~*(viii)* The undersigned covenants not to transfer a Share unless such transfer has been conducted in accordance with Paragraph 19 if the Operating Agreement.

~~(xiv)~~*(ix)* The undersigned has no need for any liquidity in his investment and is able to bear the economic risk of his investment for an indefinite period of time. The undersigned has been advised and is aware that: (a) there is no public market for the Class A Shares and it is not likely that any public market for the Class A Shares will develop; (b) it may not be possible to liquidate the investment readily; (c) the undersigned must bear the economic risk of his investment in the Class A Shares

for an indefinite period of time because the Class A Shares have not been registered under the 1933 Act or possibly state law and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act and applicable state law or an exemption from such registration is available; (d) a legend as to the restrictions on transferability of the Class A Shares referred to herein will be made on the document evidencing the Share, and (e) a notation in the appropriate records of the Company will be made with respect to any restrictions on transfer of Class A Shares.

~~(xv)~~(x) All contacts and contracts between the undersigned and the Company regarding the offer and sale to him of Class A Shares have been made within the state indicated below his signature on the signature page of this Subscription Agreement and the undersigned is a resident of such state.

~~(xvi)~~(xi) The undersigned has relied solely upon the Offering Circular and independent investigations made by him or his purchaser representative with respect to the Class A Shares subscribed for herein, and no oral or written representations beyond the Offering Circular have been made to or relied upon by the undersigned.

~~(xvii)~~(xii) The undersigned agrees not to Transfer or assign this subscription or any interest therein.

~~(xviii)~~(xiii) Once the undersigned tenders their electronic subscription for the securities contemplated under this Subscription Agreement, Company shall be in immediate receipt of the offer to purchase and either confirm or deny, acceptance of the undersigned's offer. If the undersigned receives confirmation of acceptance of their subscription, the undersigned hereby acknowledges and agrees that, except as may be specifically provided herein, the undersigned is not entitled to withdraw, terminate or revoke this subscription.

~~(xix)~~(xiv) The undersigned is a natural person and not a partnership, corporation or trust.

~~(xx)~~(xv) The undersigned meets any additional suitability standards and/or financial requirements which may be required in the jurisdiction in which he resides.

~~4.~~3. *Indemnification.* The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, Common Members (as defined in the Operating Agreement) and agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's

representations and warranties herein being untrue or inaccurate, or because of a breach of this agreement by the undersigned.

~~5.~~4. *Special Power of Attorney.* The undersigned hereby appoints and Detour Management, LLC as the undersigned's attorney-in-fact with power and authority to act in the undersigned's name and on the undersigned's behalf to execute, verify, acknowledge, deliver and file the Operating Agreement for the Company, any other documents, instruments, certificates or agreements necessary to effect the existence and continuation of the Company, any amendments to said documents, instruments, certificates or agreements, and any documents evidencing the admission of Members, which may be made by the Manager without obtaining the consent of the undersigned, or with obtaining such consent so long as it has been obtained. This special power of attorney is coupled with an interest, is irrevocable, and shall survive any transfer of Class A Shares or the death of the undersigned.

~~6.~~5. *Miscellaneous.*

(i) **Governing Law.** This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

(ii) **Entire Agreement; Enforcement of Rights.** This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

(iii) **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(iv) **Construction.** This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

(v) **Notices.** Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered via email to the party to be notified at such party's email address as provided together with this Agreement or as subsequently modified by email notice to the Company. Any such modification to Purchaser's email address should de sent to investors@detourfilm.com.

(vi) **Electronic Signature.** This Agreement shall only be executed by completing the electronic signature process as stated on the signature page.

(vii) **Successors and Assigns.** The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Purchaser under this Agreement may only be transferred in accordance with the terms and conditions of the Operating Agreement, specifically Paragraph 19.

signature page follows

The undersigned has (have) executed this Subscription Agreement on this [#] day of [month],
2008.

SUBSCRIBER:

Print Name of Subscriber: ______________________________

____
(Street Address)

____
(City, State and Zip Code)

Number of Class A Shares: __________________ **(NOTE: MINIMUM IS 2 CLASS A SHARES)**

Dollar Amount of Class A Shares (At $50 .00 per Share). Only MasterCard or Visa debit or credit cards will be accepted for payment of the Shares. All orders for Shares shall be charged an additional payment fee of $5.00.

By typing your name below, you, the Investor, agree that this is valid as your signature and you have read and agree to the terms and conditions contained within this Subscription Agreement, the Offering Circular, and Operating Agreement.

Your electronic signature: Type your full name below:

Name: Date:

SUBSCRIPTION ACCEPTED:
DETOUR MANAGEMENT, LLC

By: [signature] Date: MM/DD/2008__________

Name: Jay T Schwartz
Title: President

~~EXHIBIT F~~

EXHIBIT 9

IMPOUND AGREEMENT

IMPOUND OF FUNDS AGREEMENT

This Agreement, dated ______________________________, 2008, by and between Detour, LLC (hereinafter referred to as "Issuer") and Washington Mutual Bank, a federal savings association (hereinafter referred to as the ("Depository"). The Depository is located at 1315 Second Avenue, Seattle, WA 98101.

The Issuer warrants that it has applied for authority from the Administrator of Securities of the State of Washington to sell certain securities and the Issuer intends that, if it is unable to sell securities in the sum of $ 100,000 by the 1st day of July, 20068, then the offering shall be terminated and the proceeds paid in by each of the subscribers shall be returned to them pursuant to this Agreement.

The Depository is willing to act as the depository hereunder. In consideration of the mutual convenants and of other good and valuable consideration, the parties agree as follows:

7.1. The Issuer shall deposit all monies received from the sale of securities in a special impound account in the depository to be designated the "Impound Account" (the "Impound Account"). The Issuer and its agents shall cause all funds received by it for the payment of securities to be made payable to the Depository Impound Account. The Issuer agrees to include with the deposits made in the Impound Account a copy of each subscription agreement which shall include the name, address and social security or other tax identification number of each Subscriber and the date and amount of each subscription. All funds so deposited shall be held in escrow by the Depository, and shall not be subject to judgment or creditors claims against the Issuer unless and until released to said Issuer in accordance with this Agreement.

8.2. Unless the Administrator directs to the contrary, the funds deposited in the Impound Account may be invested as directed by the Issuer in bank certificates of deposit, United States government obligations or placed in an interest bearing savings account.

9.3. Payments which fail to clear the financial institution upon which they are drawn, together with the related subscription agreement, shall be returned by the Depository to the Subscriber. Notification thereof shall be sent to the company.

10.4. Funds deposited in the Impound Account shall not exceed $100,000 (The Minimum Subscription). All Funds in excess of The Minimum Subscription amount shall be returned to the investors.

11.5. Upon receipt by the Depository of written notification signed by the Issuer advising that it was unable to sell the minimum subscription within the specific offering period, the funds deposited in the Impound Account shall be returned by the

Depository to the Subscribers according to the amount each contributed. Total interest will be divided and returned to subscribers based upon the investment.

| ~~12.~~6. If, at any time prior to the disbursement of funds by the Depository as provided in Paragraph 4 or 5 of this Agreement, the Depository is advised by the Administrator that the registration to sell securities of the Issuer has been suspended or revoked, that any condition of its registration permit has not been met or that any provision of the Washington securities laws have not be complied with, then the Administrator may direct the Depository not to disburse the proceeds until further notice by the Administrator.

| ~~13.~~7. This Impound Agreement shall terminate upon the disbursement of funds pursuant to Paragraphs 4 or 5; provided, however, the Issuer may abandon the public offering. Upon the receipt of a letter from the Issuer stating that the offering has been abandoned, copy to the Administrator, the Depository is authorized to return the monies received hereunder to the subscribers according to the amount each subscriber contributed with interest, less interest used to satisfy Depository costs and fees, and this Agreement shall terminate upon said distribution.

| ~~14.~~8. The sole duty of the Depository other than as herein specified, shall be to establish and maintain the Impound Account and receive and hold the funds deposited by the company pursuant to all applicable banking laws and regulations of the State of Washington.

| ~~15.~~9. The Issuer acknowledges that the Depository is performing the limited function of Depository and that this fact in no way means the Depository has passed in any way upon the merits or qualifications of, or has recommended, or given approval to, any person, security or transaction. A statement to this effect shall be included in the offering circular.

| ~~16.~~10. The Administrator may, at any time, inspect the records of the Depository, insofar as they relate to this Agreement, for the purpose of making any determination hereunder or effecting compliance with and conformance to the provisions of this Agreement.

| ~~17.~~11. The terms and conditions of this Agreement shall be binding on the heirs, executors and assigns, creditors or transferees, or successors in interest, whether by operation of law or otherwise, of the parties hereto. If, for any reason, the Depository named herein should be unable or unwilling to continue as such depository, then the Company may substitute with the consent of the Administrator, another person to serve as Depository.

IN WITNESS WHEREOF, the parties have executed this Agreement the ________ day of

________________, 2008.

ISSUER: Detour, LLC

By: [signature]

Name: Jay T Schwartz

Its: President

DEPOSITORY: Washington Mutual Bank

By:

Name:

Its:

ACKNOWLEDGED:

____

Securities Division
State of Washington

EXHIBIT 11

OPINION re LEGALITY

Beacon Law Advisors, PLLC

ATTORNEYS AT LAW
801 2nd Avenue
Suite 614
Seattle, Washington 98103
Telephone (206) 832-1333
Facsimile (206) 749-9621

June 5, 2006

Jay T Schwartz, President of Manager
Detour, LLC
2214 N 43rd Street
Seattle, Washington 98103

Re: Detour, LLC - Validity of issuance of Class A Limited Liability Interests ("Class A Shares")

Ladies and Gentlemen:

We have acted as special counsel to you in connection with the application on Form 1-A under Regulation A of the Securities Act of 1933, as amended ("Offering Statement"), of a total of 2,000 Class A Shares of Detour, LLC, a Washington limited liability company. You have requested our opinion in connection with the offering of the Class A Shares covered by the Offering Circular, dated 02/18/08. In connection with our acting as counsel, we have examined the laws of the State of Washington together with certain other documents and instruments prepared on behalf of Detour, LLC as we have deemed necessary and relevant in the preparation of our opinion as hereinafter set forth.

In our examination, we have assumed the genuineness of all signatures on original documents and the authenticity of all documents submitted to us as originals, the conformity to original documents to all documents submitted to us as certified, conformed or photo-static copies of originals, the authenticity of such latter documents, and the proper execution, delivery and filing of the documents referred to in this opinion.

Based upon the foregoing, we are of the opinion that the Class A Shares to be sold by Detour, LLC pursuant to the terms of the Offering Circular will be duly created and will be validly issued Class A Shares of Detour, LLC. Upon payment for the Class A Shares and full compliance with all of the terms and conditions relating to the issuance of the Class A Shares set forth in the Offering Circular, the Class A Shares will be fully paid and nonassessable.

For the purposes of this opinion, we are assuming that the appropriate certificates are duly filed and recorded in every jurisdiction in which such filing and recordation is required in accordance with the laws of such jurisdictions. We express no opinion as to the laws of any state or jurisdiction other than Washington.

We consent to the use of this opinion as an exhibit to the Offering Statement, and we further consent to the use of our name in the Offering Statement and the Offering Circular which is a part of said Offering Statement.

Respectfully submitted,
Beacon Law Advisors

EXHIBIT 14

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

Item 7 from Company's Organizational Meeting

AGENT FOR SERVICE OF PROCESS IN STATE OF WASHINGTON

RESOLVED, that the Company's initial agent for service of process in the State of Washington, and such person's address, shall be as follows:

Jay T Schwartz
2214 N 43rd Street
Seattle, Washington 98103

EXHIBIT 15

ADDITIONAL EXHIBITS

Promoter Services Contributions

Description	$Value
Establish legal entities (Detour LLC and Detour Management LLC)	1250
Create and file all offering related documents with appropriate regulatory agencies (e.g., WA, NV, and the SEC. Promoter handles all drafting and filing duties. Retained law firm reviews promoter's work and provides legal opinion)	31250
Create online marketing plan, including web presence design, (not coding), ad-word search method, RSS and contextual internet search terms, and search engine data management and modification	6250
Draft and manage all third party agreements and business arrangements, including web hosting firm, web developers, graphic artists, and film production companies (promoter does not use law firm to draft and manage contracts)	18750
Form and manage script selection and development process	2500
Develop audience participation and response model, including management and packaging of demographic data for potential exploitation	12,500
TOTAL	**72,500**

CERTIFICATE OF LIMITED LIABILITY INTERESTS ("CLASS A SHARES") WITH TRANSFER RETRICTION

№. [____________]

Shares [____________]

DETOUR, LLC

This Certifies that [[redacted]] *is the registered holder of* [[redacted]] *Class A Limited Liability Interests (the "Shares") of the above named Company. The Shares are Non-transferable except as specifically stated in the Operating Agreement of the Company.*

In Witness Whereof, the said Company has caused this Certificate to be signed by its duly authorized Manager and its Seal has been hereunto electronically affixed this [redacted] *day of* [redacted], *2008 A.D.*

____

Jay T Schwartz
President of Manager

MEMBERS SHALL NOT SELL, TRANSFER, ASSIGN, PLEDGE, HYPOTHECATE, ENCUMBER, SUBJECT TO A SECURITY INTEREST OR OTHERWISE DISPOSE ('TRANSFER") OF THEIR SHARES, OR ANY PART THEREOF.

NOTWITHSTANDING ANYTHING CONTAINED IN THE PARAGRAPH ABOVE TO THE CONTRARY, A MEMBER'S SHARES, OR A PORTION THEREOF, MAY BE TRANSFERRED TO PERSONS OR ENTITIES ENTITLED THERETO PURSUANT AND LIMITED TO ANY OPERATION OF LAW OR DEATH; PROVIDED, HOWEVER, THE TRANSFEREE IN SUCH CASE SHALL ONLY BECOME AN ECONOMIC INTEREST HOLDER WITH RESPECT TO SUCH SHARES TRANSFERRED, AND SHALL IN NO EVENT BECOME A MEMBER. IT SHALL BE THE SOLE RESPONSIBILITY OF THE ECONOMIC INTEREST HOLDER TO CONTACT THE MANAGER SO THAT THE COMPANY'S RECORDS MAY BE UPDATED ACCORDINGLY.

END